SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Company data

Capital Composition

Individual Financial Statements

Balance Sheet - Assets

Balance Sheet – Liabilities

Income Statements

Comprehensive Income

Cash Flow Statement

Statements of Changes in Shareholders´ Equity

01/01/2011 to 09/30/2011

01/01/2010 to 09/30/2010

Statement of value added

Consolidated Financial Statement

Balance Sheet - Assets

Balance Sheet – Liabilities

Income Statements

Comprehensive Income

Cash Flow Statement

Statements of Changes in Shareholders´ Equity

01/01/2011 to 09/30/2011

01/01/2010 to 09/30/2010

Statement of value added

Management Report

Notes to quarterly information

Outlook

Other relevant information

Reports and Statements

Management Statement of Quarterly Information

Management Statement on the Review Report

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 9/30/2011
Paid-in Capital
1 – Common	432,515
2 – Preferred	0
3 – Total	432,515
Treasury share
4 – Common	600
5 – Preferred	0
6 – Total	600

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 9/30/2011	PREVIOUS YEAR 12/31/2010
1	Total Assets	7,489,353	7,005,270
1.01	Current Assets	2,730,709	2,839,648
1.01.01	Cash and cash equivalents	102,088	66,092
1.01.01.01	Cash and banks	59,503	30,524
1.01.01.02	Financial Investments	42,585	35,568
1.01.02	Fair value of marketable securities	147,156	491,295
1.01.02.01	Fair value of marketable securities	147,156	491,295
1.01.02.01.02	Marketable securities – held for sale	147,156	491,295
1.01.03	Trade accounts receivable	1,164,082	1,039,549
1.01.03.01	Trade accounts receivable	1,164,082	1,039,549
1.01.03.01.01	Receivables from clients of developments	1,105,394	974,890
1.01.03.01.02	Receivables from clients of construction and services rendered	34,807	57,826
1.01.03.01.03	Other Receivables	23,881	6,833
1.01.04	Inventory	897,270	653,996
1.01.04.01	Properties for sale	897,270	653,996
1.01.07	Prepaid expenses expenses	18,847	12,480
1.01.07.01	Prepaid expenses and others	18,847	12,480
1.01.08	Other current assets	401,266	576,236
1.01.08.03	Others	401,266	576,236
1.01.08.03.01	Others trade accounts receivable and others	401,266	576,236
1.02	Non Current Assets	4,758,644	4,165,622
1.02.01	Long Term Receivables	1,006,419	1,198,548
1.02.01.03	Trade accounts receivable	584,402	699,551
1.02.01.03.01	Receivables from clients of developments	584,402	699,551
1.02.01.04	Properties for sale	110,850	227,894
1.02.01.06	Deferred taxes	156,855	141,037
1.02.01.06.01	Deferred income tax and social contribution	156,855	141,037
1.02.01.09	Others non current assets	154,312	130,006
1.02.01.09.03	Others trade accounts receivable and others	154,312	130,006
1.02.02	Investments	3,702,040	2,918,659
1.02.02.01	Interest in associated and similar companies	3,508,497	2,725,116
1.02.02.01.02	Interest in Subsidiaries	3,190,551	2,397,319
1.02.02.01.04	Other Investments	317,946	327,797
1.02.02.02.	Interest in Subsidiaries	193,543	193,543
1.02.02.02.01	Interest in Subsidiaries - goodwill	193,543	193,543
1.02.03	Property and equipment	31,039	38,474
1.02.03.01	Operation property and equipment	31,039	38,474
1.02.04	Intangible assets	19,146	9,941
1.02.04.01	Intangible assets	19,146	9,941

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 9/30/2011	PREVIOUS YEAR 12/31/2010
2	Total Liabilities and Shareholders’ Equity	7,489,353	7,005,270
2.01	Current Liabilities	1,077,933	1,014,252
2.01.01	Salaries and social charges	34,252	38,416
2.01.01.02	Salaries and social charges	34,252	38,416
2.01.01.02.01	Salaries and social charges	34,252	38,416
2.01.02	Suppliers	45,452	59,335
2.01.02.01	Suppliers	45,452	59,335
2.01.03	Tax obligations	81,261	85,894
2.01.03.01	Federal tax obligations	81,261	81,652
2.01.03.03	Municipal tax obligations	-	4,242
2.01.04	Loans and Financing	362,556	486,006
2.01.04.01	Loans and Financing	184,479	471,909
2.01.04.01.01	Loans and Financing	184,479	471,909
2.01.04.02	Debentures	178,077	14,097
2.01.05	Others obligations	526,642	330,446
2.01.05.02	Others	526,642	330,446
2.01.05.02.02	Minimum mandatory dividends	98,812	98,812
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	152,647	126,294
2.01.05.02.05	Other liabilities	275,183	105,340
2.01.06	Provisions	27,770	14,155
2.01.06.01	Tax, Labor and Civel lawsuits	27,770	14,155
2.01.06.01.01	Tax lawsuits	1,025	640
2.01.06.01.02	Labor lawsuits	11,325	5,168
2.01.06.01.04	Civel lawsuits	15,420	8,347
2.02	Non Current Liabilities	2,585,589	2,268,783
2.02.01	Loans and Financing	1,770,031	1,678,493
2.02.01.01	Loans and Financing	629,358	425,094
2.02.01.01.01	Loans and Financing	629,358	425,094
2.02.01.02	Debentures	1,140,673	1,253,399
2.02.02	Others obligations	571,450	351,472
2.02.02.02	Others	571,450	351,472
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	61,397	42,998
2.02.02.02.04	Other liabilities	510,053	308,474
2.02.03	Deferred taxes	170,352	166,012
2.02.03.01	Deferred income tax and social contribution	170,352	166,012
2.02.04	Provisions	73,756	72,806
2.02.04.01	Tax, Labor and Civel lawsuits	73,756	72,806
2.03	Shareholders' equity	3,825,831	3,722,235
2.03.01	Capital Stock	2,734,155	2,729,198
2.03.02	Capital Reserves	309,482	295,879
2.03.04	Profit Reserves	697,158	697,158
2.03.04.01	Legal Reserves	52,561	52,561
2.03.04.02	Statutory Reserves	607,795	607,795
2.03.04.05	Retained earnings	38,533	38,533
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	85,036	-

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 7/1/2011 to 9/30/2011	Year to date 1/1/2011 to 9/30/2011	Same Quarter from previous year 7/1/2010 to 9/30/2010	Year to date from previous year 1/1/2010 to 9/30/2010
3.01	Gross Sales and/or Services	254,339	830,441	275,166	1,014,563
3.01.01	Real estate development and sales	266,285	868,238	281,610	996,538
3.01.02	Construction services rendered revenue	8,245	30,102	11,091	29,756
3.01.03	Barter transactions revenue	5,072	25,467	12,983	64,125
3.01.04	Taxes on sales and services	(22,931)	(79,048)	(27,447)	(67,418)
3.01.05	Brokerage fee on sales	(2,332)	(14,318)	(3,071)	(8,438)
3.02	Cost of Sales and/or Services	(177,442)	(681,186)	(202,998)	(763,765)
3.02.01	Cost of Real estate development	(172,370)	(655,719)	(190,015)	(699,640)
3.02.02	Barter transactions cost	(5,072)	(25,467)	(12,983)	(64,125)
3.03	Gross Profit	76,897	149,255	72,168	250,798
3.04	Operating Expenses/Income	(3,235)	(692)	47,042	78,438
3.04.01	Selling Expenses	(31,074)	(72,655)	(16,680)	(48,502)
3.04.02	General and Administrative	(23,212)	(68,443)	(26,202)	(72,170)
3.04.02.01	Profit sharing	(36)	(36)	(2,093)	(8,893)
3.04.02.02	Stock option plan expenses	(3,636)	(9,946)	(1,705)	(5,424)
3.04.02.03	Other Administrative Expenses	(19,540)	(58,461)	(22,404)	(57,853)
3.04.04	Other operating income	-	-	-	-
3.04.05	Other operating expenses	(15,441)	(69,173)	(4,516)	(10,480)
3.04.05.01	Depreciation	(12,600)	(34,985)	(3,347)	(9,052)
3.04.05.02	Other operating expenses	(2,841)	(34,188)	(1,169)	(1,428)
3.04.06	Equity in results of investees	66,492	209,579	94,440	209,590
3.05	Net income before financial results and taxes	73,662	148,563	119,210	329,236
3.06	Financial	(33,502)	(75,006)	(6,156)	(33,629)
3.06.01	Financial income	13,085	33,914	25,980	71,309
3.06.02	Financial expenses	(46,587)	(108,920)	(32,046)	(104,938)
3.07	Net income before taxes	40,160	73,557	113,054	295,607
3.08	Provision for income tax and social contribution	6,057	11,478	3,546	(16,920)
3.08.02	Deferred Income Tax	6,057	11,478	3,546	(16,920)
3.09	Net income from continuing operation	46,217	85,035	116,600	278,687

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 7/1/2011 to 9/30/2011	Year to date 1/1/2011 to 9/30/2011	Same Quarter from previous year 7/1/2010 to 9/30/2010	Year to date from previous year 1/1/2010 to 9/30/2010
3.11	Net income for the Period	46,217	85,035	116,600	278,687
3.99	EARNINGS PER SHARE (Reais)
3.99.01	EARNINGS BASIC PER SHARE
3.99.01.01	ON	0.16163	0.29740	0.28700	0.68600
3.99.02	EARNINGS DILUTED PER SHARE
3.99.02.01	ON	0.15967	0.29380	0.28522	0.68170

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL COMPREHENSIVE INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 7/1/2011 to 9/30/2011	Year to date 1/1/2011 to 9/30/2011	Same Quarter from previous year 7/1/2010 to 9/30/2010	Year to date from previous year 1/1/2010 to 9/30/2010
4.01	Net income for the period	46,217	85,035	116,600	278,687
4.03	Comprehensive net income for the period	46,217	85,035	116,600	278,687

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Year to date from current period 9/30/2011	Year to date from previous period 9/30/2010
6.01	Net cash from operating activities	135,631	(769,913)
6.01.01	Cash generated in the operations	26,416	244,437
6.01.01.01	Net Income before taxes	73,559	295,607
6.01.01.02	Stock options expenses	9,946	5,423
6.01.01.03	Unrealized interest and finance charges, net	91,482	119,688
6.01.01.04	Depreciation and amortization	34,985	9,052
6.01.01.05	Fixed assets disposal	-	(331)
6.01.01.06	Provision for contingencies	27,951	9,651
6.01.01.07	Warranty provision	1,594	6,044
6.01.01.08	Profit sharing	36	8,893
6.01.01.09	Equity in the results of investees	(209,579)	(209,590)
6.01.01.10	Loss on financial instrument	(3,558)	-
6.01.02	Variation in Assets and Liabilities	109,215	(1,014,350)
6.01.02.01	Trade accounts receivable	(9,383)	(299,976)
6.01.02.02	Properties for sale	(46,185)	(97,770)
6.01.02.03	Other Receivables	82,749	(593,864)
6.01.02.04	Prepaid expenses and others	1,955	3,847
6.01.02.05	Suppliers	(13,883)	54,988
6.01.02.06	Obligations for purchase of real estate and adv. from customers	42,006	(22,442)
6.01.02.07	Taxes, charges and contributions	(12,983)	10,102
6.01.02.08	Obligation to venture partners and others	64,939	(69,235)
6.02	Net cash from investments activities	(202,618)	64,089
6.02.01	Purchase of property and equipment and deferred charges	(36,755)	(19,003)
6.02.02	Restricted cash in guarantee to loans	344,139	116,953
6.02.05	Capital contribution in subsidiary companies	(510,002)	(33,861)
6.03	Net cash from financing activities	102,983	757,179
6.03.01	Capital increase	4,957	1,101,912
6.03.02	Loans and financing obtained	465,241	391,982
6.03.03	Repayment of loans and financing	(665,122)	(745,787)
6.03.04	Assignment of credits receivable, net	252,907	-
6.03.06	Public offering expenses	-	(50,410)
6.03.07	Obligation to investors	45,000	-
6.03.08	Assignment of Real Estate Receivables Agreement - CCI	-	59,482
6.05	Net increase (decrease) of Cash and Cash Equivalents	35,996	51,355
6.05.01	Cash at the beginning of the period	66,092	44,445
6.05.02	Cash at the end of the period	102,088	95,800

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 09/30/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity
5.01	Opening balance	2,729,198	294,148	698,889	0	0	3,722,235
5.03	Opening Adjusted balance	2,729,198	294,148	698,889	0	0	3,722,235
5.04	Increase/decrease in capital stock	4,957	23,305	(9,701)	0	0	18,561
5.04.01	Stock options program	4,957	13,604	0	0	0	18,561
5.04.08	Realization of stock options program	0	9,701	(9,701)	0	0	0
5.05	Comprehensive Income	0	0	0	85,035	0	85,035
5.05.01	Net Income/Loss for the period	0	0	0	85,035	0	85,035
5.07	Closing balance	2,734,155	317,453	689,188	85,035	0	3,825,831

(A free translation of the original in Portuguese)

Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity
5.01	Opening balance	1,627,275	316,708	381,651	0	0	2,325,634
5.03	Opening Adjusted balance	1,627,275	316,708	381,651	0	0	2,325,634
5.04	Increase/decrease in capital stock	1,101,912	1,620	0	0	0	1,075,685
5.04.01	Capital increase	1,084,033	0	0	0	0	1,085,653
5.04.02	Public offering expenses	0	(33,271)	0	0	0	(33,271)
5.04.03	Stock options program	17,879	16,459	(11,035)	0	0	23,303
5.04.08	Realization of stock options program		(51,758)	51,758	0	0	0
5.05	Comprehensive Income	0	0	0	278,687	0	278,687
5.05.01	Net Income/Loss for the period	0	0	0	278,687	0	278,687
5.07	Closing balance	2,729,187	249,758	422,374	278,687	0	3,680,006

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Year to date from current period 9/30/2011	Year to date from previous period 9/30/2010
7.01	Revenues	923,807	1,090,419
7.01.01	Real estate development, sale and services	923,807	1,090,419
7.02	Inputs acquired from third parties	(632,541)	(664,202)
7.02.01	Cost of Sales and/or Services	(589,232)	(712,505)
7.02.02	Materials, energy, outsourced labor and other	(43,309)	48,303
7.03	Gross added value	291,266	426,217
7.04	Retentions	(34,985)	(9,052)
7.04.01	Depreciation, amortization and depletion	(34,985)	(9,052)
7.05	Net added value produced by the Company	256,281	417,165
7.06	Added value received on transfer	240,120	280,899
7.06.01	Equity accounts	209,579	209,590
7.06.02	Financial income	30,541	71,309
7.07	Total added value to be distributed	496,401	698,064
7.08	Added value distribution	496,401	698,064
7.08.01	Personnel and payroll charges	120,680	150,952
7.08.02	Taxes and contributions	93,185	112,227
7.08.03	Compensation – Interest	197,501	156,198
7.08.03.01	Interest	197,501	156,198
7.08.04	Compensation – Company capital	85,035	278,687
7.08.04.03	Retained earnings	85,035	278,687

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 9/30/2011	PREVIOUS YEAR 12/31/2010
1	Total Assets	10,383,808	9,549,554
1.01	Current Assets	7,235,786	6,127,729
1.01.01	Cash and cash equivalents	384,407	256,382
1.01.01.01	Cash and banks	278,735	172,336
1.01.01.02	Financial Investments	105,672	84,046
1.01.02	Fair value of marketable securities	527,952	944,766
1.01.02.01	Fair value of marketable securities	527,952	944,766
1.01.02.01.02	Marketable securities – held for sale	527,952	944,766
1.01.03	Trade accounts receivable	4,002,213	3,158,074
1.01.03.01	Trade accounts receivable	4,002,213	3,158,074
1.01.03.01.01	Receivables from clients of developments	3,941,242	3,091,684
1.01.03.01.02	Receivables from clients of construction and services rendered	37,090	59,737
1.01.03.01.03	Other Receivables	23,881	6,653
1.01.04	Inventory	2,130,661	1,568,986
1.01.07	Prepaid expenses expenses	44,092	21,216
1.01.07.01	Prepaid expenses and others	44,092	21,216
1.01.08	Other current assets	146,461	178,305
1.01.08.03	Others	146,461	178,305
1.02	Non Current Assets	3,148,022	3,421,825
1.02.01	Long Term Receivables	2,853,593	3,131,019
1.02.01.03	Trade accounts receivable	1,867,969	2,113,314
1.02.01.03.01	Receivables from clients of developments	1,867,969	2,113,314
1.02.01.04	Properties for sale	416,717	498,180
1.02.01.06	Deferred taxes	353,212	337,804
1.02.01.06.01	Deferred income tax and social contribution	353,212	337,804
1.02.01.09	Others non current assets	215,695	181,721
1.02.01.09.03	Others trade accounts receivable and others	215,695	181,721
1.02.03	Property and equipment	74,939	80,852
1.02.03.01	Operation property and equipment	74,939	80,852
1.02.04	Intangible assets	219,490	209,954
1.02.04.01	Intangible assets	25,947	16,411
1.02.04.02	Goodwill	193,543	193,543

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 9/30/2011	PREVIOUS YEAR 12/31/2010
2	Total Liabilities and Shareholders’ Equity	10,383,808	9,549,554
2.01	Current Liabilities	2,162,513	2,017,172
2.01.01	Salaries and social charges	75,140	72,153
2.01.01.02	Salaries and social charges	75,140	72,153
2.01.01.02.01	Salaries and social charges	75,140	72,153
2.01.02	Suppliers	185,185	190,461
2.01.02.01	Suppliers	185,185	190,461
2.01.03	Tax obligations	291,649	243,050
2.01.03.01	Federal tax obligations	291,649	243,050
2.01.04	Loans and Financing	682,305	824,435
2.01.04.01	Loans and Financing	475,969	797,903
2.01.04.01.01	Loans and Financing	475,969	797,903
2.01.04.02	Debentures	206,336	26,532
2.01.05	Others obligations	900,464	672,918
2.01.05.02	Others	900,464	672,918
2.01.05.02.02	Minimum mandatory dividends	102,767	102,767
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	469,642	420,199
2.01.05.02.05	Obligation to venture partners and others	328,055	149,952
2.01.06	Provisions	27,770	14,155
2.01.06.01	Tax, Labor and Civel lawsuits	27,770	14,155
2.01.06.01.01	Tax lawsuits	1,025	640
2.01.06.01.02	Labor lawsuits	11,325	5,168
2.01.06.01.04	Civel lawsuits	15,420	8,347
2.02	Non Current Liabilities	4,308,708	3,748,713
2.02.01	Loans and Financing	2,716,424	2,465,674
2.02.01.01	Loans and Financing	975,751	612,275
2.02.01.01.01	Loans and Financing	975,751	612,275
2.02.01.02	Debentures	1,740,673	1,853,399
2.02.02	Others obligations	1,067,263	734,093
2.02.02.02	Others	1,067,263	734,093
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	194,654	177,860
2.02.02.02.04	Other liabilities	872,609	556,233
2.02.03	Deferred taxes	401,071	424,409
2.02.03.01	Deferred income tax and social contribution	401,071	424,409
2.02.04	Provisions	123,950	124,537
2.02.04.01	Tax, Labor and Civel lawsuits	123,950	124,537
2.02.04.01.01	Tax lawsuits	12,163	11,468
2.02.04.01.02	Labor lawsuits	20,848	18,588
2.02.04.01.04	Civel lawsuits	90,939	94,481
2.03	Shareholders' equity	3,912,587	3,783,669
2.03.01	Capital Stock	2,734,155	2,729,198
2.03.02	Capital Reserves	309,482	295,879
2.03.04	Profit Reserves	697,158	697,158
2.03.04.01	Legal Reserves	52,561	52,561
2.03.04.02	Statutory Reserves	607,795	607,795
2.03.04.05	Retained earnings	38,533	38,533
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	85,036	-
2.03.09	Non-controlling interest	86,756	61,434

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 7/1/2011 to 9/30/2011	Year to date 1/1/2011 to 9/30/2011	Same Quarter from previous year 7/1/2010 to 9/30/2010	Year to date from previous year 1/1/2010 to 9/30/2010
3.01	Gross Sales and/or Services	1,005,490	2,847,190	957,196	2,792,223
3.01.01	Real estate development and sales	1,062,579	3,003,044	1,006,102	2,863,544
3.01.02	Construction services rendered revenue	8,250	35,653	6,435	27,904
3.01.03	Barter transactions revenue	10,712	43,015	15,993	79,819
3.01.04	Taxes on sales and services	(66,866)	(201,102)	(64,725)	(161,272)
3.01.05	Brokerage fee on sales	(9,185)	(33,420)	(6,609)	(17,772)
3.02	Cost of Sales and/or Services	(708,614)	(2,146,626)	(681,275)	(1,984,154)
3.02.01	Cost of Real estate development	(697,902)	(2,103,611)	(665,282)	(1,904,335)
3.02.02	Barter transactions cost	(10,712)	(43,015)	(15,993)	(79,819)
3.03	Gross Profit	296,876	700,564	275,921	808,069
3.04	Operating Expenses/Income	(160,259)	(445,179)	(123,714)	(376,897)
3.04.01	Selling Expenses	(68,298)	(181,773)	(53,887)	(166,321)
3.04.02	General and Administrative	(59,711)	(176,407)	(59,317)	(171,860)
3.04.02.01	Profit sharing	(1,942)	(6,425)	(6,539)	(19,118)
3.04.02.02	Stock option plan expenses	(4,645)	(12,789)	(3,075)	(8,842)
3.04.02.03	Other Administrative Expenses	(53,124)	(157,193)	(49,703)	(143,900)
3.04.05	Other operating expenses	(32,250)	(86,999)	(10,510)	(38,716)
3.04.05.01	Depreciation	(21,855)	(56,974)	(8,305)	(27,324)
3.04.05.02	Other operating expenses	(10,395)	(30,025)	(2,205)	(11,392)
3.05	Net income before financial results and taxes	136,617	255,385	152,207	431,172
3.06	Financial	(58,121)	(117,985)	(20,015)	(80,541)
3.06.01	Financial income	31,619	77,980	36,417	101.275
3.06.02	Financial expenses	(89,740)	(195,965)	(56,432)	(181,816)
3.07	Net income before taxes	78,496	137,400	132,192	350,631
3.08	Provision for income tax and social contribution	(23,816)	(27,106)	(10,484)	(55,033)
3.08.01	Current Income Tax	(17,958)	(37,698)	(9,661)	(27,384)
3.08.02	Deferred Income Tax	(5,858)	10,592	(823)	(27,649)
3.09	Net income from continuing operation	54,680	110,294	121,708	295,598

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 7/1/2011 to 9/30/2011	Year to date 1/1/2011 to 9/30/2011	Same Quarter from previous year 7/1/2010 to 9/30/2010	Year to date from previous year 1/1/2010 to 9/30/2010
3.11	Net income for the period	54,680	110,294	121,708	295,598
3.11.01	Net income (loss) attributable to Gafisa	46,217	85,035	116,600	278,687
3.11.02	Net income (loss) attributable to the noncontrolling interests	8,463	25,259	5,108	16,911
3.99	EARNINGS PER SHARE (Reais)
3.99.01	EARNINGS BASIC PER SHARE
3.99.01.01	ON	0.16163	0.29740	0.28700	0.68600
3.99.02	EARNINGS DILUTED PER SHARE
3.99.02.01	ON	0.15967	0.29380	0.28522	0.68170

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CONSOLIDATED  COMPREHENSIVE INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Current Quarter 7/1/2011 to 9/30/2011	Year to date 1/1/2011 to 9/30/2011	Same Quarter from previous year 7/1/2010 to 9/30/2010	Year to date from previous year 1/1/2010 to 9/30/2010
4.01	Net income for the period	54,680	110,294	121,708	295,598
4.03	Consolidated comprehensive income for the period	54,680	110,294	121,708	295,598
4.03.01	Net income (loss) attributable to Gafisa	46,217	85,035	116,600	278,687
4.03.02	Net income (loss) attributable to the noncontrolling interests	8,463	25,259	5,108	16,911

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Year to date from current period 9/30/2011	Year to date from previous period 9/30/2010
6.01	Net cash from operating activities	(470,774)	(940,694)
6.01.01	Cash generated in the operations	372,946	593,561
6.01.01.01	Net Income	137,401	350,631
6.01.01.02	Stock options expenses	12,789	8,842
6.01.01.03	Unrealized interest and finance charges, net	117,130	154,835
6.01.01.04	Depreciation and amortization	56,974	27,324
6.01.01.05	Fixed assets disposal	0	(331)
6.01.01.06	Provision for contingencies	34,672	21,438
6.01.01.07	Warranty provision	7,160	11,590
6.01.01.08	Profit sharing provision	6.425	19,118
6.01.01.09	Allowance for doubtful accounts	6,385	114
6.01.01.10	Loss on financial instruments	(5,990)	0
6.01.02	Variation in Assets and Liabilities	(843,720)	(1,534,255)
6.01.02.01	Trade accounts receivable	(605,178)	(1,362,674)
6.01.02.02	Properties for sale	(314,861)	(87,459)
6.01.02.03	Other Receivables	(33,718)	(159,317)
6.01.02.04	Prepaid expenses and others	5,133	(31,395)
6.01.02.05	Suppliers	(5,276)	98,113
6.01.02.06	Obligations for purchase of real estate and adv. from customers	121,485	16,072
6.01.02.07	Taxes, charges and contributions	45,160	85,377
6.01.02.09	Obligation to venture partners and others	(56,465)	(92,972)
6.02	Net cash from investments activities	356,217	86,700
6.02.01	Restricted cash in guarantee to loans	416,814	126,043
6.02.03	Purchase of property and equipment and deferred charges	(60,597)	(39,343)
6.03	Net cash from financing activities	242,582	787,126
6.03.01	Capital increase	4,957	1,101,912
6.03.02	Loans and financing obtained	708,729	512,508
6.03.03	Repayment of loans and financing	(876,601)	(862,334)
6.03.04	Assignment of credits receivable, net	373,600	39,772
6.03.05	Capital reserve	0	63,660
6.03.06	Public offering expenses	0	(50,410)
6.03.08	Proceeds from subscription of redeemable equity interest in securitization fund	(10,405)	(17,982)
6.03.09	Taxes paid	(37,698)	0
6.03.10	Obligation to investors	80,000	0
6.05	Net increase (decrease) of Cash and Cash Equivalents	128,025	(66,868)
6.05.01	Cash at the beginning of the period	256,382	292,940
6.05.02	Cash at the end of the period	384,407	226,072

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 09/30/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total shareholders’ equity consolidated
5.01	Opening balance	2,729,198	294,148	698,889	0	0	3,722,235	61,434	3,783,669
5.03	Opening Adjusted balance	2,729,198	294,148	698,889	0	0	3,722,235	61,434	3,783,669
5.04	Increase/decrease in capital stock	4,957	23,305	(9,701)	0	0	18,561	64	18,625
5.04.01	Capital increase - Stock options program	4,957	13,604	0	0	0	18,561	64	18,625
5.04.08	Realization of stock options program	0	9,701	(9,701)	0	0	0	0	0
5.05	Comprehensive Income	0	0	0	85,035	0	85,035	25,259	110,294
5.05.01	Net Income/Loss for the period	0	0	0	85,035	0	85,035	25,259	110,294
5.07	Closing balance	2,734,155	317,453	689,188	85,035	0	3,825,831	86,757	3,912,588

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 09/30/2010 (in thousands of Brazilian reais)

CODE	DESCRIPTION	Capital Stock	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings/ accumulated deficit	Others comprehensive income	Total shareholders’ equity	Non controlling interest	Total shareholders’ equity consolidated
5.01	Opening balance	1,627,275	316,708	381,651	0	0	2,325,634	58,547	2,384,181
5.03	Opening Adjusted balance	1,627,275	316,708	381,651	0	0	2,325,634	58,547	2,384,181
5.04	Increase/decrease in capital stock	1,101,912	(66,950)	40,723	0	0	1,075,685	(23,893)	1,051,792
5.04.01	Capital increase	1,084,033	1,620	0	0	0	1,085,653	(24,080)	1,061,573
5.04.02	Public offering expenses	0	(33,271)	0	0	0	(33,271)	0	(33,271)
5.04.03	Stock options program	17,879	16,459	(11,035)	0	0	23,303	187	23,490
5.4.08	Incorporation of Shertis shares	0	(51,758)	51,758		0	0	0	0
5.05	Comprehensive Income	0	0	0	278,687	0	278,687	16,911	295,598
5.05.01	Net Income/Loss for the period	0	0	0	278,687	0	278,687	16,911	295,598
5.07	Closing balance	2,792,187	249,758	422,374	278,687	0	3,680,006	51,565	3,731,571

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	Year to date from current period 9/30/2011	Year to date from previous period 9/30/2010
7.01	Revenues	3,081,712	2,970,400
7.01.01	Real estate development, sale and services	3,081,712	2,971,267
7.01.04	Allowance for doubtful accounts	0	(867)
7.02	Inputs acquired from third parties	(2,303,888)	(1,985,699)
7.02.01	Cost of Sales and/or Services	(2,012,224)	(1,902,529)
7.02.02	Materials, energy, outsourced labor and other	(291,664)	(83,170)
7.03	Gross added value	777,824	984,701
7.04	Retentions	(56,974)	(27,324)
7.04.01	Depreciation, amortization and depletion	(56,974)	(27,324)
7.05	Net added value produced by the Company	720,850	957,377
7.06	Added value received on transfer	72,189	101,275
7.06.02	Financial income	72,189	101,275
7.07	Total added value to be distributed	793,039	1,058,652
7.08	Added value distribution	793,039	1,058,652
7.08.01	Personnel and payroll charges	129,215	281,721
7.08.02	Taxes and contributions	254,214	256,236
7.08.03	Compensation – Interest	324,575	242,008
7.08.03.01	Interest	324,575	242,008
7.08.04	Compensation – Company capital	85,035	278,687
7.08.04.03	Retained earnings	85,035	278,687

Gafisa

Grandes ideias para viver bem

Earnings Release 3Q11

(A free translation of the original in Portuguese) Quarterly information - 09/30/2011 – Gafisa S.A.

Gafisa Reports Results for Third Quarter 2011

--- Launches were R$ 1.0 billion in 3Q11, 15% below 3Q10 as the Company implemented a more conservative strategy for Tenda launches ---

--- Contracted Sales were R$ 1.0 billion in 3Q11, in line with 3Q10 and Consolidated Sales Velocity reached 23.1% and was 62% over launches in YTD ---

--- Consolidated Gafisa delivered 8,700 units in 3Q11 as Cash Burn for the quarter was reduced by 56% sequentially ---

-- Implementing new strategic plan that will slow launch growth for remainder of 2011 while targeting cash generation and long term profitable growth

FOR IMMEDIATE RELEASE - São Paulo, November 14th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the third quarter ended September 30, 2011.

Commenting on the results, Duilio Calciolari, Chief Executive Officer said, “We are pleased to report quarterly results led by a recovery in our operating margins as the share of older lower margin developments continues to diminish in our overall product mix. Gross margin for the quarter was 29.5%, an increase on both a year-over-year and sequential basis. Subsequently, our EBITDA margin also improved sequentially to 20.1% for the third quarter. Despite these improvements, we expect to continue to see some pressure on the EBITDA margin during the coming quarters as we complete the delivery of the higher cost legacy Tenda projects and lower margin Gafisa projects from our geographic expansionary period as well as implement some aspects of our new strategic plan.”

“While sales velocity of launches during the quarter was 50%, indicating strong demand for our projects, we have deliberately decided to slow the growth of launches for the remainder of 2011. This change is part of a more comprehensive strategic plan we are in the process of implementing that will help us achieve improved profitability, positive cash flow and a reduction in our overall leverage. We now expect to finish the year with total launches of between R$ 3.5 – R$ 4.0 billion. At this stage we expect to become cash flow positive during the coming quarters and achieve a net debt to equity ratio of below 60%.“

Calciolari added, “We are committed to making the changes necessary to put in place a structure that fosters long term sustainability and profitable growth. While we are now in a period of transition, we have already seen tangible signs of recovery. We have developed an actionable strategic plan for moving forward, we have the right team in place to implement the requisite changes and have a portfolio of brands and products with a strong proven track record in the market.”

3Q11 - Operating & Financial Highlight

▲  Launches in 3Q11 reached R$ 1.0 billion which represents a decrease of 15% as compared to 3Q10, totaling R$ 2.9 billion in the first nine months of 2011, reflecting the implementation of a strategy to focus Tenda launches on those that can be immediately transferred to the Caixa Economica Federal (CEF). The launches for the first nine months of 2011 represent 56% of the mid-range of launch guidance expected for the full year of R$ 5.3 billion – resulting in a downward revision of guidance to a range of R$ 3.5 - R$ 4.0 billion.

▲   Pre-sales reached R$ 1.04 billion in the quarter, a 3% increase as compared to 3Q10 mainly due to better sales of launches in 3Q11, which reached 50%. Consolidated VSO was 23.1%.

▲   Net revenues, recognized by the Percentage of Completion (“PoC”) method, reached R$ 1.00 billion, a 5% increase from 3Q10, mainly due to higher recognition coming from recent launches.

▲   Adjusted Gross Profit (w/o capitalized interest) was R$ 297 million, 7% higher than the same period of 2010, with a 33.4% Adjusted Gross Margin.

▲   Adjusted EBITDA reached R$ 202 million with a 20.1% margin, a 2.5% increase when compared to R$ 197 million in the 3Q10, which can be attributed to the delivery of higher margin products by AlphaVille and Gafisa.

▲   Net Income was R$ 46.2 million for 3Q11 (5.9% Adj.Net Margin), a decrease of 60% from 3Q10.

▲   Net Debt/Equity reached 75.3% at the end of the quarter, supported by a securitization of part of Gafisa’s receivables, totaling R$ 221 million.

▲   The Backlog of Revenues to be recognized reached R$ 4.53 billion, a 6% increase over last quarter. The margin to be recognized increased to 38.4%, mainly due to the positive impact from the National Construction Cost Index, which increased approximately 2% in the period.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Index

CEO Comments and Corporate Highlights for 3Q11	04
Overview of Strategyc Plan	06
Main Numbers	08
Launches	09
Pre-Sales	10
Sales Velocity	11
Operations	11
Delivered Projects	12
Land Bank	14
Revenues	15
Gross Profit	15
Selling, General and Administrative Expenses	16
EBITDA	16
Net Income	17
Backlog of Revenues and Results	17
Inventory	19
Liquidity	20
Outlook	21
Detailed Information to Support Gafisa Expected Improvement	22
Covenant Ratios	24

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

CEO Comments and Corporate Highlights for 3Q11

While the long term prospects for the Brazilian housing market has not changed, it has become clear over the last year that we will need to reexamine how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable returns for our shareholders going forward.  Demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and execute the requisite chain of approvals to deliver units under the Minha Casa Minha Vida program.  Over the last four months the entire management team of Gafisa together with a professional team of consultants from Bain & Co. , have dedicated countless hours to analyzing our profitability by project, region and brand. While we still have much to do, we are encouraged by the opportunities that lay in front of us and the clear progress identified in righting the “wrongs” from previous periods. We are entering the last quarter of the year with a clear vision of our short- and mid-term priorities.

In the near term, we will simplify our overall business and reinforce the fundamentals of each of our segments.  Initially, we will prioritize the geographic markets with the strongest prospects by brand and where we have the best supply chain, and focus our efforts there. Over the last few years, we have made strong progress in consolidating our back office and establishing shared operations between the three businesses, Gafisa, AlphaVille and Tenda. With the implementation of the SAP platform across all divisions, we have the right tools in place guiding us in making better decisions across the company.  That said, we now know that critical to our future success is the implementation of a new management structure that gives the brand manager P&L responsibility.  This along with several other immediate changes including focusing the Tenda team on the transfer of receivables (“repasse”), and an incentive structure that aligns the entire organization, down to individual engineers on a project, with the objective of delivering high quality projects on time and within budget, should reduce Gafisa’s cash burn and accelerate its return to sustainable growth.  We will expand on this new strategic plan in the following pages and on our conference call.

Our plan for operating profitability improvement is advancing, launches have been slowed to reduce cash burn particularly at Tenda and a sharper focus is in place on the business segments that provide the greatest return. The sequential gross margin improvement of 850 basis points to 29.5% reflects a higher concentration of AlphaVille developments in our product mix, a segment that we intend to continue to expand in the future. The same level of launches, R$1 billion, from the prior year period reflect our decision to slow the expansion of Tenda and focus on those developments that could immediately generate cash flow for the Company. In the third quarter, we delivered an adjusted EBITDA margin of 20.1% including expected provisions related to potential Tenda cancellations and Gafisa related project delays from outsourced construction projects. The changes we believe need to take place, particularly at Tenda, may require us to include additional provisions in the fourth quarter results, as we expect the number of cancellations to increase, given the higher volume of delivered units. Our contracted sales of launches, which are at higher margins, are continuing to track at an appropriate level to achieve the expected margin improvement. However, it is worth mentioning that  we continue to focus on finished inventory reduction, which may impact our margins.

We transferred 2,997 Tenda units to Caixa during the quarter and we are focused on the Tenda turn-around and monetization high quality receivables at Gafisa in the amount of R$ 221 million. Across the Company, we delivered slightly more than 8,700 units and our cash burn is down to R$56 million in the quarter as compared to R$ 148 million in 2Q11.

While the Brazilian economy has moved into a more rational growth phase, overall the fundamentals remain sound to support long term growth for the homebuilding industry.  We are confident that our strategic plan will allow us to focus on the strong pockets of opportunity for our brands and set the stage for continued market leadership in the future.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

The key elements of our plan are to drive cash generation, improve margins and deleverage to facilitate rational, profitable growth going forward.  In order to achieve these goals, through 2012 we will need to slow the pace of growth and expect that launches for this year will be in the range of R$ 3.5 -  $4.0 billion. We will continue to launch Gafisa products as long as the sales environment is strong for each product. Tenda launches will be based on our ability to immediately transfer the units to CEF. Additionally, our focus at Tenda will be to deliver units in progress. We have some R$ 400 million yet to transfer to CEF from finished units around 5,000. We also intend to expand AlphaVille in our product mix and allocate the capital necessary to leverage the tremendous competitive advantages we have with this brand segment.  We fully understand that this strategy may impact the size of our firm for some years to come.  However, these are necessary actions and we believe will prove a highly successful trade-off in the longer term.

The identification of what must be changed and enhanced is a fundamental step in improving shareholder return.  We have now done this and are committed to putting in place the measures that need to be taken to continue to improve margins, generate cash flow and reduce our leverage in the near and medium term.

Duilio Calciolari, CEO -- Gafisa S.A.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Overview of Strategic Plan

Since July 2011, the Company management has focused on a deep evaluation of each of the Gafisa, AlphaVille and Tenda businesses from a strategic and capital allocation perspective.  The result is a modified strategy and a new plan of action moving forward. Following is an overview of key elements of this strategy focusing on the current period through 2014 including a new organizational structure, targeted geographic regions for expansion, a turn-around strategy for tenda, and an expansion of AlphaVille in the product mix.

New Organizational Structure

Establish P&L owners by brand to guarantee a focus on each line of business and deliver on the unique qualities of each of the brand segments.  The new business heads will be:

Gafisa: Sandro Gamba has been at Gafisa for over 15 years. He is currently the Real Estate Development Officer. He has served Gafisa in a number of senior roles in the São Paulo region, including head of business development for Gafisa and director and manager of prospecting land.

Tenda*: Rodrigo Osmo.  Rodrigo has successfully managed the P&L of AlphaVille since 2009 and has been with Gafisa for over five years.  He has spent the last months focused on the turn-around strategy for Tenda and will lead a highly experienced team in the development and sales of lower income housing.

AlphaVille: Marcelo Willer has been Alphaville’s Real Estate Development Officer since 2006 and served as Project Officer from 2000 to 2006.

*Currently, we are in the process of identifying a new Chief Financial Officer. During this transition period, Rodrigo Osmo will remain as CFO and Duilio Calciolari as IRO.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Near Term Growth in High Priority Regions

Through 2014, Gafisa will focus its expansion on highly targeted regions of the country with proven potential for profitable development for each of the brand segments.  We have identified the key geographic regions of focus for each of the brands based on market potential, existing competitiveness (local expertise and network, brand perception, etc) as well as reliable supplier relationships.

Gafisa – The medium to high income market in Brazil is concentrated in approximately 10% of the municipalities and accounts for approximately R$100 billion/year of potential sales value.  Thus, Gafisa will focus its near term growth on several key markets including strengthening its leadership position in Sao Paulo, where launches have proven to be most profitable, and shoring up management and operational capacity in Rio de Janeiro, where long term prospects are strong. Thus, the main focus should be Sao Paulo and Rio de Janeiro. We will deliver projects in progress in other regions of the country and continue to monitor markets in which we have a presence to opportunistically develop units with high potential.  The current land bank will be realigned in accordance with this strategy. Since approximately 41% of the land bank outside of SP & Rio was acquired through swaps, minimal capital was deployed in these regions.

AlphaVille  –  AlphaVille has increasingly become an important part of our overall product mix.  With high gross margins of approximately 50%, significant barriers to entry and our competitive advantages, we intend to fully develop the potential of this business opportunity.  We have already identified some 60 cities throughout the country where we can launch AlphaVille developments over the next 3-5 years.

Tenda Turn-Around Strategy

The plan for Tenda is based on two fundamental elements - conserving capital by only launching units that can immediately be transferred to CEF and developing a scale advantage to optimize the use of the innovative aluminum mold technology which facilitates a lower cost structure for building these types of units.  Our initial focus will be on four regions: Sao Paulo, Rio de Janeiro, Minas Gerais and Salvador, where we have already established a strong base to relaunch operations and CEF is well established. We are currently evaluating all developments in progress and launched but not yet in progress to determine which of these will not be brought to conclusion. We are also focused on complete the delivery of the higher cost legacy Tenda projects.

AlphaVille - Status of the Acquisition of the Remaning Shares

In October, we began the acquisition process of the remaining 20% stake from its controlling shareholders.  The valuation will be based on independent experts’ analysis and is expected to be concluded  by the end of the year.  However, we do not expect a disbursement to take place until the beginning of 2012.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Main Numbers

Table 1 - Operating and Financial Highlights - (R$000, unless otherwise specified)
	3Q11	2Q11	QoQ(%)	3Q10	YoY(%)	9M11	9M10	YoY(%)
Launches (%Gafisa)	1,051,713	1,380,270	-24%	1,236,947	-15%	2,944,588	2,948,685	0%
Launches (100%)	1,318,304	1,482,487	-11%	1,450,961	-9%	3,395,005	3,762,345	-10%
Launches, units (%Gafisa)	2,334	6,083	-62%	6,210	-62%	10,671	14,491	-26%
Launches, units (100%)	2,813	6,909	-59%	6,710	-58%	12,458	17,064	-27%
Contracted sales (%Gafisa)	1,044,728	1,147,002	-9%	1,018,480	3%	3,013,950	2,765,562	9%
Contracted sales (100%)	1,256,078	1,274,977	-1%	1,373,620	-9%	3,466,777	3,550,258	-2%
Contracted sales, units (% Gafisa)	2,866	4,219	-32%	5,082	-44%	10,449	14,811	-29%
Contracted sales, units (100%)	3,770	4,907	-23%	6,618	-43%	12,622	18,109	-30%
Contracted sales from Launches (%Gafisa)	652,062	731,543	-11%	705,060	-8%	1,825,645	1,680,750	9%
Sales Velocity over launches (VSO) %	62%	53%	900bps	57%	500bps	62%	57%	500bps
Completed Projects (%Gafisa)	1,221,417	681,957	79%	299,557	308%	2,428,316	1,256,675	93%
Completed Projects, units (%Gafisa)	8,700	4,467	95%	2,498	248%	16,227	9,995	62%

Net revenues	1,005,490	1,041,344	-3%	957,196	5%	2,847,190	2,792,223	2%
Gross profit	296,876	218,920	36%	275,921	8%	700,564	808,069	-13%
Gross margin	29.5%	21.0%	850bps	28.8%	70bps	24,6%	28.9%	-433bps
Adjusted Gross Margin ¹	33.4%	26.6%	681bps	32.3%	107bps	29,3%	32,2%	-290bps
Adjusted EBITDA ²	202,221	150,809	34%	197,285	3%	459,550	549,714	-16%
Adjusted EBITDA margin ²	20,1%	14,5%	563bps	20,6%	-50bps	16,1%	19.7%	-355bps
Adjusted Net profit ²	59,325	39,630	50%	132,889	-55%	123,082	319,684	-61%
Adjusted Net margin ²	5.9%	3.8%	209bps	13.9%	-798bps	4.3%	11.4%	-713bps
Net profit	46.217	25.112	84%	116.600	-60%	85.035	259.356	-67%
EPS (R$)	0.1071	0.0582	84%	0.2706	-60%	0.1971	0.6030	-67%
Number of shares ('000 final)	431,538	431,538	0%	430,910	0%	431,538	430,129	0%

Revenues to be recognized	4,526,000	4,277,000	5.82%	3,429,000	31.99%	4,526,000	3,429,000	31.99%
Results to be recognized ³	1,740,000	1,561,000	11.47%	1,309,000	32.93%	1,740,000	1,309,000	32.93%
REF margin ³	38.4%	36.5%	195 bps	38,2%	27 bps	38,4%	38,2%	27 bps

Net debt and Investor obligations	2,946,370	2,890,108	2%	2,076,000	42%	2,946,370	2,076,000	42%
Cash and cash equivalent	912,359	1,163,080	-22%	1,231,143	-26%	912,359	1,231,143	-26%
Equity	3,825,831	3,772,058	1%	3,680,005	4%	3,912,586	3,680,005	6%
Equity + Minority shareholders	3,912,587	3,850,342	2%	3,731,570	5%	3,912,586	3,731,570	5%
Total assets	10,383,808	10,392,194	-0.1%	9,310,133	11%	10,383,808	9,310,133	11%
(Net debt + Obligations) / (Equity + Minorities)	75.3%	75.1%	24 bps	55.6%	1967 bps	75.3%	55.6%	1967 bps

1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Launches

In 3Q11, launches totaled R$ 1.05 billion, a decrease of 15% compared to 3Q10, represented by 7 projects/phases, located in 3 states.

In 9M11, 51% of Gafisa launches had a price per unit below R$ 500 thousand, while nearly 100% of Tenda’s launches had prices per unit under the MCMV program. This quarter Tenda launched two projects under MCMV program, with an average price per unit of R$ 150 thousand. These projects represented a PSV of R$ 49 million.

For the quarter, the Gafisa segment was responsible for 62% of total launches with 38% of them coming from the state of Sao Paulo, reflecting favorable projects approval performance, Tenda and AlphaVille accounted for 5% and 33% of launches, respectively.

The tables below detail new projects launched during 3Q11 and 9M11:

Table 2 - Launches per brand by market region
%Gafisa - R$000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	São Paulo	247,777	388,045	-36%	1,270,865	955,335	33%
	Rio de Janeiro	431,796	91,289	373%	557,562	140,853	296%
	Other	(27,062)	52,635	-151%	(12,354)	235,713	-105%
	Total	652,512	531,969	23%	1,816,074	1,331,901	36%
	Units	1,124	1,130	-1%	4,468	3,016	48%

Alphaville	São Paulo	271,180	-	0%	271,180	155,534	74%
	Rio de Janeiro	37,437	-	0%	133,004	-	0%
	Other	41,499	223,824	-81%	223,413	393,042	-43%
	Total	350,117	223,824	56%	627,599	548,576	14%
	Units	887	1,215	-27%	2,357	2,248	5%

Tenda	São Paulo	20,069	130,366	-85%	40,489	200,764	-80%
	Rio de Janeiro	-	88,179	100%	64,743	194,544	-67%
	Other	29,016	262,609	-89%	395,685	672,900	-41%
	Total	49,085	481,154	-90%	500,917	1,068,208	-53%
	Units	324	3,865	-92%	3,847	9,227	-58%

Overall	Total - R$000	1,051,713	1,236,947	-15%	2,944,589	2,948,685	0%
	Total - Units	2,334	6,210	-62%	10,671	14,491	-26%

Table 3 - Launches per brand by unit price
%Gafisa - R$000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	≤ R$500K	83,536	215,971	-61%	928,732	581,059	60%
	> R$500K	568,976	315,999	80%	887,341	750,842	18%
	Total	652,512	531,969	23%	1,816,074	1,331,900	36%

Alphaville	≤ R$100K;	-	-	0%	277,482	324,752	-15%
	> R$100K; ≤ R$500K	312,679	223,824	40%	312,679	223,824	40%
	> R$500K	37,437	-	0%	37,437	-	0%
	Total	350,117	223,824	56%	627,599	548,576	14%

Tenda	≤ MCMV	49,085	237,746	-79%	381,852	674,261	-43%
	> MCMV	-	243,408	-100%	119,065	393,947	-70%
	Total	49,085	481,154	-90%	500,917	1,068,208	-53%

Overall		1,051,713	1,236,947	-15%	2,944,589	2,948,684	0%

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Pre-Sales

Pre-sales for the quarter reached R$ 1.04 billion, an increase of 3%, compared to 3Q10. In the case of Tenda, the 71% decrease is a consequence of a 90% decrease in launches during 9M11, when compared to 9M10; as well as the concentration of products launched in the last month of the quarter, reducing the availability of products under the Tenda brand during this period.

In 3Q11, the Gafisa segment was responsible for 64% of total pre-sales, while Tenda and AlphaVille accounted for approximately 9% and 27%, respectively. Among Gafisa’s pre-sales, 75% corresponded to units priced below R$ 500 thousand, while 100% of Tenda’s pre-sales came from units priced under the MCMV program. The tables below illustrate a detailed breakdown of our pre-sales for 3Q11 and 9M11:

Table 4 - Sales per brand by market region
%Gafisa - R$000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	São Paulo	423,696	389,687	9%	1,355,208	910,906	49%
	Rio de Janeiro	219,305	70,311	212%	381,997	158,745	141%
	Other	22,408	60,150	-63%	130,017	282,634	-54%
	Total	665,408	520,147	28%	1,867,221	1,352,284	38%
	Units	1,540	1,308	18%	4,396	3,346	31%

Alphaville	São Paulo	226,325	8,133	2683%	236,290	114,114	107%
	Rio de Janeiro	31,720	10,819	193%	109,145	28,589	282%
	Other	23,707	141,580	-83%	252,249	263,265	-4%
	Total	281,752	160,532	76%	597,684	405,968	47%
	Units	798	735	8%	2,446	1,732	41%

Tenda	São Paulo	33,238	87,437	-62%	99,057	236,920	-58%
	Rio de Janeiro	213	23,475	-99%	23,096	174,463	-87%
	Other	64,040	226,888	-72%	426,816	595,927	-28%
	Total	97,490	337,800	-71%	548,968	1,007,310	-46%
	Units	528	3,039	-83%	3,604	9,733	-63%

Overall	Total - R$000	1,044,651	1,018,480	3%	3,013,874	2,765,563	9%
	Total - Units	2,866	5,082	-44%	10,446	12,662	-18%

Table 5 - Sales per brand by unit price - PSV
%Gafisa - R$000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	≤ R$500K	499,231	307,710	62%	1,247,831	827,202	51%
	> R$500K	166,178	212,437	-22%	619,390	525,082	18%
	Total	665,408	520,147	28%	1,867,220	1,352,284	38%

Alphaville	≤ R$100K;	-	-	0%	-	-	0%
	> R$100K; ≤ R$500K	267,016	160,532	66%	534,233	405,967	-22%
	> R$500K	14,735	-	0%	14,735	-	0%
	Total	281,752	160,532	76%	548,968	405,967	-22%

Tenda	MCMV	46,919	218,934	-79%	300,723	707,253	-57%
	Fora MCMV	50,571	118,866	-57%	248,245	300,057	-17%
	Total	97,490	337,800	-71%	548,968	1,007,310	-46%

Overall		1,044,651	1,018,480	3%	3,013,874	2,765,562	9%

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Table 6 - Sales per brand by unit price - Units
(%Gafisa) - R$ 000		3Q11	3Q10	YoY (%)	9M11	9M10	YoY (%)
Gafisa	= R$500 k	1,345	1,041	29%	3,653	2,546	43%
	> R$500 k	195	267	-27%	743	800	-7%
	Total	1,540	1,308	18%	4,396	3,346	31%

Alphaville	= R$100K;	-	-	0%	-	-	0%
	> R$100K; = R$500K	787	735	7%	2,435	1,732	41%
	> R$500K	10	-	0%	10	-	0%
	Total	798	735	8%	2,435	1,732	41%

Tenda	MCMV	248	2,536	-90%	2,177	8,128	-73%
	Fora MCMV	280	503	-44%	1,427	1,605	-11%
	Total	528	3,039	-83%	3,604	9,733	-63%

Overall	Total	2,866	5,082	-44%	10,436	14,811	-30%

Sales Velocity

On a consolidated basis, the Company attained a sales velocity of 23.1% in 3Q11, compared to 25.7% in 3Q10. Sales velocity decreased over the previous period mainly due to a lower volume of launches at Tenda.  Sales velocity of launches reached 50%, compared to 42% in 2Q11, reflecting our strategy of selecting the appropriate tract of land, add the right product at the appropriate time/price to announce the launches.

Table 7 - Sales velocity by brand
R$ Million	Inventories beginning of period	Launches	Sales	Price Increase + Other	Inventories end of period	Sales velocity
Gafisa	1,940,855	652,512	665,408	90,413	2,018,371	24.8%
AlphaVille	413,974	350,117	281,752	9,583	491,922	36.4%
Tenda	1,043,765	49,085	97,490	(22,922)	972,436	9.1%
Total	3,398,593	1,051,713	1,044,651	77,074	3,482,730	23.1%

Table 8 - Sales velocity by brand based on launch date
End of period Inventories	Sales	Sales velocity
2011 launches	1,123,866	852,763	43%
2010 launches	1,089,745	93,448	8%
2009 launches	269,991	33,958	11%
= 2008 launches	999,127	64,481	6%
Total	3,482,730	1,044,651	23%

Operations

 By the end of 3Q11, the Company was present in 22 different states plus the Federal District, and had 197 projects under development. Around 437 engineers and architects were in the field, in addition to 587 intern engineers in training.

Since June we saw an acceleration of the number of units contracted by the CEF likely due to the internal improvements resulting from the start-up of a new area dedicated to working with the major homebuilders. In 3Q11 Tenda contracted 5,305 units with CEF, with 56% of them contracted in September alone. This improvement resulted in 13,998 units in  9M11.

Transferred units totaled 2,997 units in 3Q11 (7,955 in 9M11). In 4Q11, we expect to transfer more units than in 3Q11, allowing us to maintain the target of close to 12,000 units to be transferred for the full year.

a

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Delivered Projects

During the third quarter, consolidated Gafisa delivered 44 projects with 8,700 units and an approximate PSV of R$ 1.1 billion.  The Gafisa segment delivered 12 projects, while Tenda and AlphaVille delivered the remaining 30 and 2 projects/phases, respectively. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion which is prior to the delivery meeting.

For 4Q11 we expect to deliver an additional 9,000 units for a total of 25,000, almost double the amount delivered during the full year of 2010, mainly due to the delivery of older Tenda units along with some of Gafisa’s leveraged 2007/2008 launches. The tables below list the products delivered in 3Q11 and first nine months of 2011:

Table 9 - Delivered projects (9M11)
Company	Project	Delivery	Launch	Local	% co	Units	PSV
							R$000
Gafisa	Altavistta	Jan-11	Nov-06	Maceio-AL	50%	87	9,907
Gafisa	Evidence	Jan-11	Apr-07	SãoPaulo-SP	50%	72	32,425
Gafisa	Icaraí Corporate	Feb-11	Dec-06	Niterói-RJ	100%	137	34,940
Gafisa	London Green	Feb-11	Jun-07	RiodeJaneiro-RJ	100%	440	156,856
Gafisa	Vision-Campo Belo	Feb-11	Dec-07	SãoPaulo-SP	100%	284	87,336
Gafisa	Grand Park-Águas FaseI	Mar-11	Dec-07	SãoLuis-MA	50%	120	21,851
Gafisa	Grand Valley (Jacarepaguá)	Mar-11	Mar-07	RiodeJaneiro-RJ	100%	240	44,014
Gafisa	Grand Park-Árvores Fase I	Apr-11	Dec-07	SãoLuis-MA	50%	200	29,978
Gafisa	Privilege Residencial	Apr-11	Sep-07	Niterói-RJ	100%	194	44,469
Gafisa	Horizonte	May-11	May-07	Belem-PA	100%	29	21,173
Gafisa	Terraças Tatuapé	May-11	Jun-08	SãoPaulo-SP	100%	108	48,660
Gafisa	Costa Maggiore Resdidencial Resort	May-11	Jan-08	CaboFrio-RJ	50%	30	24,052
Gafisa	Magnific	May-11	Mar-08	Goiânia-GO	100%	31	30,458
Gafisa	Bella Vista	May-11	Dec-07	Resende-RJ	100%	116	46,046
Gafisa	Supremo	Jun-11	Aug-07	SãoPaulo-SP	100%	192	143,634
Gafisa	Nova Petropolis Fase1	July-11	Mar-08	SãoBernardo-SP	100%	268	108,479
Gafisa	Brink-Campo Limpo F1	Aug-11	Nov-08	SãoPaulo-SP	100%	191	46,404
Gafisa	Brink-Campo Limpo F2	Aug-11	Nov-08	SãoPaulo-SP	100%	95	23,019
Gafisa	Grand Park-Águas FaseII	Aug-11	May-08	SãoLuis-MA	50%	75	15,051
Gafisa	Grand Park-Árvores FaseII	Aug-11	Jun-08	SãoLuis-MA	50%	75	12,083
Gafisa	Centro Empresarial Madureira	Aug-11	Mar-09	RiodeJaneiro-RJ	100%	195	24,208
Gafisa	VillagioPanamby-Horto F1	Sep-11	Oct-07	Salvador-BA	50%	90	84,521
Gafisa	Villagio Panamby-Horto F2	Sep-11	Jan-08	Salvador-BA	50%	92	87,807
Gafisa	Carpe Diem Residencial	Sep-11	Mar-08	Niterói-RJ	80%	91	29,461
Gafisa	Acqua Residencial	Sep-11	Mar-07	NovaIguaçu-RJ	100%	452	90,161
Gafisa	Details	Sep-11	Oct-08	SãoPaulo-SP	100%	38	53,458
Gafisa	Jatiuca Trade Residence	Sep-11	Jun-07	Maceió-AL	50%	250	39,546
Gafisa	TOTAL GAFISA					4,191	1,389,996

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Tenda	Residencial Monet	jan/11	Oct-06	SãoPaulo-SP	100%	60	5,403
Tenda	Arsenal Life ii	jan/11	jun/07	SãoGonçalo-RJ	100%	108	7,649
Tenda	Residencial Santa Julia	Feb-11	Sep-07	SãoJosé-SP	100%	260	17,680
Tenda	Residencial Bahamas Life	Feb-11	Apr-08	BeloHorizonte-MG	100%	40	3,576
Tenda	Residencial Salvador Dali	Feb-11	Sep-07	Osasco-SP	100%	100	8,071
Tenda	Residencial Itaquera Life	Feb-11	jun/07	SãoPaulo-SP	100%	110	10,538
Tenda	Residencial Hildete Teixeira Life f3/f4	mar/11	Dec-07	Salvador-BA	100%	220	14,740
Tenda	Residencial Horto do Ipe Life	mar/11	Oct-06	SãoPaulo-SP	100%	180	18,703
Tenda	Residencial São Miguel Life	mar/11	jul/07	SãoPaulo-SP	100%	60	4,838
Tenda	Residencial San Pietro Life	Apr-11	Sep-09	Barbacena-MG	100%	172	15,188
Tenda	Residencial Vivendas do Sol iif2	Apr-11	May-08	PortoAlegre-RS	100%	200	11,608
Tenda	Resbologna Lifef1	May-11	May-08	BeloHorizonte-MG	100%	306	23,256
Tenda	Condominio Residencial Clube Garden	May-11	Oct-09	SãoPaulo-SP	100%	192	16,800
Tenda	Res Nicolau Kuhn	May-11	Dec-07	SapucaiadoSul-RS	100%	460	36,340
Tenda	Fit Mariaines	jun/11	May-09	Goiânia-GO	60%	270	25,330
Tenda	Residencial Aricanduva Life	jun/11	jun/07	SãoPaulo-SP	100%	180	18,380
Tenda	Fit Taboao	jun/11	Dec-07	TaboãodaSerra-SP	100%	374	22,115
Tenda	Bairro Novo Cotia iv	jun/11	Dec-07	Cotia-SP	100%	368	32,156
Tenda	Residencial Terra Nova i Garden	jun/11	mar/08	Goiânia-GO	100%	240	16,320
Tenda	Residencial Sao Francisco Life	jun/11	jul/08	BeloHorizonte-MG	100%	80	6,800
Tenda	Residencial Vale do Sol	jun/11	mar/07	Guarulhos-SP	100%	69	3,726
Tenda	Residencial Vitoria Regia	jun/11	jul/07	Guarulhos-SP	100%	54	2,916
Tenda	Res Camacari Life f1ef2	jul/11	Dec-07	Camaçari-BA	100%	575	39,675
Tenda	Residencial Itauna Life	jul/11	Feb-07	SãoGonçalo-RJ	100%	119	8,449
Tenda	Res Jd São Luiz Life f1ef2	jul/11	jun/07	SãoPaulo-SP	100%	237	23,986
Tenda	Fit Palladium	jul/11	jun/08	Curitiba-PR	100%	228	24,132
Tenda	Res Figueiredo iif2	jul/11	jun/08	PortoAlegre-RS	100%	220	15,180
Tenda	Humaita Garden f1ef2	jul/11	Oct-07	NovaIguaçu-RJ	100%	200	13,000
Tenda	G. Park Pássaros f1	jul/11	Dec-07	SãoLuiz-MA	50%	160	20,861
Tenda	Residencial Lis Boa	Aug-11	Dec-07	Suzano-SP	100%	266	24,058
Tenda	Residencial Camaçari Duo	Aug-11	Dec-07	Camaçari-BA	100%	464	32,016
Tenda	Residencial Villa Park	Aug-11	Feb-07	SãoPaulo-SP	100%	300	27,774
Tenda	Residencial Portinari Tower	Aug-11	Apr-07	BeloHorizonte-MG	100%	136	12,772
Tenda	Residencial Villa Rica Life	Aug-11	May-08	LaurodeFreitas-BA	100%	220	16,874
Tenda	Residencial Santana Tower	Aug-11	jan/08	FeiradeSantana-BA	100%	448	36,064
Tenda	Clube Vivaldi	Aug-11	Aug-09	SãoPaulo-SP	100%	174	14,797
Tenda	Residencial Monte Carlo1	Aug-11	May-07	BeloHorizonte-MG	100%	112	12,788
Tenda	Residencial Betania Park	Sep-11	jan/06	BeloHorizonte-MG	100%	204	8,224
Tenda	Residencial Recanto das Rosas	Sep-11	Sep-09	Rib. dasNeves-MG	100%	240	20,160
Tenda	Grandville das Artes-Residencial Monet	Sep-11	nov/09	LaurodeFreitas-BA	100%	380	18,125
Tenda	Residencial Salvador Life i	Sep-11	Feb-08	Salvador-BA	100%	280	19,880
Tenda	Portal do Sol Life i	Sep-11	Dec-09	BelfordRoxo-RJ	100%	64	5,800
Tenda	Portal do Sol Life ii	Sep-11	Dec-09	BelfordRoxo-RJ	100%	64	5,800
Tenda	Residencial Parque Valença 1b	Sep-11	Dec-07	Campinas-SP	100%	138	8,280
Tenda	Residencial Parque Valença 1c	Sep-11	Dec-07	Campinas-SP	100%	100	6,200
Tenda	Valle Verde Cotia (Bairro Novo Cotia)	Sep-11	mar/10	Cotia-SP	100%	272	29,562
Tenda	Figueiredo if1	Sep-11	jun/08	PortoAlegre-RS	100%	220	15,645
Tenda	Arsenal Lifeiii	Sep-11	jun/07	SãoGonçalo-RJ	100%	128	8,922
Tenda	Arsenal Lifeiv	Sep-11	jun/07	SãoGonçalo-RJ	100%	128	9,282
Tenda	Pompeia Life	Sep-11	Oct-07	DuquedeCaxias-RJ	100%	191	16,346
Tenda	Fit Nova Vida-Taboao	Sep-11	Oct-08	TaboãodaSerra-SP	100%	137	7,271
Tenda	Residencial Vila Olimpia Life	Sep-11	Dec-07	FeiradeSantana-BA	100%	160	27,821
Tenda	TOTAL TENDA					10,668	851,875

Alphaville	Litoral Norte II	Jan-11	Sep-08	Salvador-BA	64%	251	27,790
Alphaville	Terras Alpha Foz do Iguaçú	Mar-11	Dec-09	Fozdoiguaçú-PR	74%	292	18,624
Alphaville	Nova Esplanada (SP)	May-11	Dec-08	Votorantim-SP	31%	196	39,749
Alphaville	Mossoró (RN)	Jun-11	Dec-08	Mossoró-RN	70%	405	22,804
Alphaville	AlphaVille Manaus II	Sep-11	jun/08	Manaus-AM	63%	236	34,841
Alphaville	Reserva Burle Max	Sep-11	May-10	Sant. deParnaíba-SP	100%	2	4,807
Alphaville	TOTAL ALPHAVILLE					1,382	148,616
Total						16,227	2,369,878

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Land Bank

The Company’s land bank of approximately R$ 21.1 billion is composed of 204 different projects in 19 states, equivalent to approximately one hundred thousand units. In line with our strategy, 39.5% of our land bank was acquired through swaps – which require no cash obligations.

During 3Q11 we recorded a gross increase of R$ 2.68 billion in land bank, reflecting acquisitions that offset the R$1.00 billion launches in the quarter. Regarding the breakdown of the acquisitions by brand: Gafisa accounted 43% of the new additions, Alphaville 30% and Tenda the remaining 28%. As to cash transactions, which represented 35% of the total, our strategy was focused in areas of high liquidity and profitability, such as the acquisition of the last module of Ceramica, located in Sao Caetano.

The table below shows a detailed breakdown of our current land bank:

		PSV - R$ million (%co)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)
Gafisa	≤ R$500K	5,389,347	36.8%	33.9%	2.9%	16,591
	> R$500K	3,845,955	47.5%	43.6%	3.9%	4,716
	Total	9,235,303	42.0%	38.6%	3.4%	21,307

Alphaville	≤ R$100K;	781,350	93.1%	0.0%	93.1%	8,067
	> R$100K; ≤ R$500K	5,563,486	98%	0.0%	97.2%	23,877
	> R$500K	57,057	100.0%	0.0%	99.8%	90
	Total	6,401,893	98.0%	0.0%	97.4%	32,035

Tenda	MCMV	3,786,586	22.9%	14.9%	8.1%	38,015
	N_MCMV	1,672,260	48.0%	48.0%	0.0%	8,668
	Total	5,458,846	33.1%	28.4%	4.8%	46,683

Overall		21,096,042	39.5%	35.4%	4.0%	100,025

Table 11 – Number of sites of projects under construction
Number of Sites
Gafisa	59
AlphaVille	56
Tenda	89
Total	204
Table 12 - Landbank changes (based on PSV)
Landbank (R$ million)	Gafisa	Alphaville	Tenda	Total
Landbank (BoP)	8.147	5.763	4.502	18.412
Net Acquisitions (3Q11)	1.329	925	861	3.115
Cancellations	0	0	(55)	(55)
Price Adj.	412	64	199	675
Launches (3Q11)	(653)	(350)	(50)	(1.052)
Landbank - EoP (3Q11)	9.235	6.402	5.459	21.096

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

3Q11 - Revenues

On a consolidated basis, revenues for 3Q11 totaled R$ 1.0 billion from R$ 957 million in 3Q10, with Tenda contributing 33% of consolidated revenues.

This quarter, 36% of Tenda revenue came from projects from and prior to 2008, compared to 47% in 2Q11. We should see this consistently decreasing in the coming quarters due to the delivery of Tenda legacy units. The negative sales from 2008 units were due to Tenda’s effort to cancel sales from customers with low credit scores. These negative sales, which occurred at the end of the quarter, should be re-sold in 4Q11.

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 13 - Sales vs. Recognized revenues (R$ 000)
		3Q11				3Q10
		Sales	Stake	Revenues	Stake	Sales	Stake	Revenues	Stake
Gafisa	2011 Launches	794,701	84%	81,707	12%	-	0%	-	0%
	2010 Launches	55,619	6%	256,264	38%	487,694	72%	65,698	11%
	2009 Launches	27,406	3%	124,777	19%	62,334	9%	147,584	24%
	≤ 2008 Launches	69,435	7%	210,962	31%	130,652	19%	392,076	65%
	Total Gafisa	947,160	100%	673,709	100%	680,680	100%	605,358	100%

Tenda	2011 Launches	58,062	60%	14,729	4%	-	0%	-	0%
	2010 Launches	37,829	39%	124,006	37%	258,414	76%	0	0%
	2009 Launches	6,553	7%	74,184	22%	25,053	7%	0	0%
	≤ 2008 Launches	-4,954	-5%	118,863	36%	54,334	16%	0	0%
	Total Tenda	97,490	100%	331,782	100%	337,800	100%	351,838	0%

Total		1,044,651		1,005,501		1,018,480		957,197

 3Q11 - Gross Profits

On a consolidated basis, gross profit for 3Q11 totaled R$ 296.9 million, an increase of 7.6% over 3Q10. The gross margin for the quarter reached 29.5% (33.4% w/o capitalized interest).

Table 14 – Capitalized Interest
(R$ million) Consolidated	3Q11	2Q11	3Q10
Opening balance	154.964	150.817	101.897
Capitalized interest	61.633	62.264	47.105
Interest capitalized to COGS	(39.103)	(58.117)	(33.680)
Closing balance	177.494	154.964	115.323

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

3Q11 - Selling, General, and Administrative Expenses (SG&A)

In the third quarter, SG&A expenses totaled R$ 128.0 million. SG&A increased 13%, from R$ 113.2 million in  3Q10 and 5% fromR$122.4 million in 2Q11. When compared to 3Q10, the G&A ratio improved in relation to net revenues. Selling expenses/Net revenue increased primarily due to higher selling expenses with the launch and sales volume in the quarter.

Table 15 - Sales and G&A Expenses
(R$'000) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
Selling expenses	68,298	61,970	10%	53,887	27%
G&A expenses	59,711	60,389	-1%	59,317	1%
SG&A	128,009	122,359	5%	113,204	13%
Selling expenses / Launches	6.5%	4.5%	200bps	4.4%	214bps
G&A expenses / Launches	5.7%	4.4%	130bps	4.8%	88bps
SG&A / Launches	12.2%	8.9%	331bps	9.2%	302bps
Selling expenses / Sales	6.5%	5.4%	113bps	5.3%	125bps
G&A expenses / Sales	5.7%	5.3%	45bps	5.8%	-11bps
SG&A / Sales	12.3%	10.7%	159bps	11.1%	114bps
Selling expenses / Net revenue	6.8%	6.0%	84bps	5.6%	116bps
G&A expenses / Net revenue	5.9%	5.8%	14bps	6.2%	-26bps
SG&A / Net revenue	12.7%	11.8%	98bps	11.8%	90bps

3Q11 - Other Operating Results

In 3Q11, our results reflected a negative impact of R$10.4 million, compared to R$2.2 million in 3Q10, primarily due to a higher level of contingency provisions in the quarter. These included an R$ 20.7 million contingency mainly at Tenda, related to delayed delivery of units from legacy Tenda projects and labor contingency mainly related to outsourced tasks, where we continued taking a conservative stance by making this provision.

3Q11 - Adjusted EBITDA

Adjusted EBITDA for 3Q11 totaled R$ 202.2 million, 2.5% higher than the R$ 197 million for 3Q10, with a consolidated adjusted margin of 20.1%, compared to 20.6% in 3Q10. In 9M11, EBITDA margin reached 16.1%, at the low-end of the previously stated guidance of 16%-20% for the year. For more detailed information about EBITDA margin guidance, please refer to “Outlook” section, on page 21.

We adjusted our EBITDA for expenses associated with stock option plans, as it is a non-cash expense.

Table 16 - Adjusted EBITDA
(R$'000) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
Net Profit	46,218	25,112	84%	116,600	-60%
(+) Financial result	58.123	28.866	101%	20,015	190%
(+) Income taxes	23,815	1,443	1,550%	10,483	127%
(+) Depreciation and Amortization	21,854	22,753	-4%	8,305	163%
(+) Capitalized Interest Expenses	39,103	58,117	-33%	33,680	16%
(+) Minority shareholders and non-recurring expenses	8,463	9,737	-13%	5,126	65%
(+) Stock option plan expenses	4,645	4,781	-3%	3,075	51%
Adjusted EBITDA	202,221	150,809	34.1%	197,285	2.5%
Net Revenue	1,005,482	1,041,344	-3%	957,196	5%
Adjusted EBITDA margin	20.1%	14.5%	563bps	20.6%	-50bps

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

3Q11 - Depreciation and Amortization

Depreciation and amortization in 3Q11 was R$ 21.8 million, an increase of R$ 13 million when compared to the R$ 8.3 million recorded in 3Q10, mainly due to higher showroom depreciation.

3Q11 – Financial Results

Net financial expenses totaled R$ 58.1 million in 3Q11, compared to net financial expenses of R$ 20.0 million in 3Q10. Additionally, this quarter we capitalized R$ 61 million, compared to R$ 47  million in 3Q10, mainly due to higher project finance debt, reflecting leveraging activity, and capitalization of some short term land investments.  Net financial expenses when compared to the R$ 28.9 million from 2Q11, the difference is mainly due to the expenses related to the securitization.

3Q11 - Taxes

Income taxes, social contribution and deferred taxes for 3Q11 amounted to R$ 23.8 million, compared to R$ 10.5 million in 3Q10. In the future, and assuming normalized margins, we continue to expect income tax to represent approximately 2% of net revenue.

3Q11 - Adjusted Net Income

Net income in 3Q11 was R$ 46.2 million compared to R$ 121.7 million in the 3Q10, representing a decrease of 60.4%. However, net income on an adjusted basis (before deduction of expenses related to minority shareholders and stock options), reached R$ 59.3 million, with an adjusted net margin of 5.9%. When compared to 2Q11 adjusted net income increased 50%, mainly due to better mix and a positive impact from the INCC.

3Q11 - Earnings per Share

Earnings per share was R$ 0.11 in the 3Q11 compared to R$ 0.27 in 3Q10, a 60.4% decrease, and R$0.06 in 2Q11. Shares outstanding at the end of the period were 431.5 million (ex. Treasury shares) compared to  429.3 million in 3Q10.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.74 billion in 3Q11, 32,9% higher than the R$1.31 billion in the 3Q10. The consolidated margin for the quarter was 38.4%, higher than the 38,2% in 3Q10 and 195 bps higher than 2Q11, mainly reflecting the fact that recent projects are having a greater impact on the company’s results to be recognized while the impact of our older-lower margin projects are beginning to diminish.

Another positive impact came from the National Construction Cost Index (INCC) that increased over 2% in the period, reflecting inflation from May to July, since contracted unit prices are adjusted based on INCC of the second prior month.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Table 17 - Results to be recognized (REF)
(R$ million)	3Q11	2Q11	QoQ	3Q10	YoY
Revenues to be recognized	4,526	4,277	5.8%	3,429	32.0%
Costs to be recognized	(2,786)	(2,716)	2.6%	(2,120)	31.4%
Results to be recognized (REF)	1,740	1,561	11.5%	1,309	32.9%
REF margin	38.4%	36.5%	195 bps	38.2%	27 bps

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Balance Sheet

Cash and Cash Equivalents

On September 30, 2011, cash and cash equivalents reached R$ 912.4 million. We see our cash position as sufficient to execute our development plans, and we see no need to increase this current level. Assuming this scenario, the expected positive cash flow generation in the coming quarters should contribute to reduce gross debt.

Accounts Receivable

At the end of 3Q11, total accounts receivable increased by 21% to R$ 10.6 billion, from R$ 8.7 billion in 3Q10. Sequentially, accounts receivable increased 3% from R$ 10.3 billion in 2Q11.

Table 18 - Total receivables
(R$ million) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
Receivables from developments - ST	3,104,620	2,738,354	13%	1,742,124	78%
Receivables from developments - LT	1,593,136	1,700,303	-6%	1,816,753	-12%
Receivables from PoC - ST	4,002,212	3,653,708	10%	2,727,930	47%
Receivables from PoC - LT	1,867,969	2,171,302	-14%	2,411,276	-23%
Total	10,567,937	10,263,667	3%	8,698,083	21%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAAP

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Inventory (Properties for Sale)

Inventory at market value totaled R$ 3.5 billion in 3Q11, an increase of 19% when compared to the R$ 2.9 billion registered in 3Q10. On a consolidated basis, our inventory is at a level of 9.6 months of sales based on LTM sales figures.

Table 19 – Inventories Status
(R$000) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
Land	1,173,105	1,044,269	12.3%	750,771	56.3%
Units under construction	1,035,090	997,409	3.8%	873,672	18.5%
Completed units	339,183	293,073	15.7%	211,472	60.4%
Total	2,547,378	2,334,751	9.1%	1,835,915	38.8%

Table 20 - Inventories at Market Value by launch year
PSV - (R$000) Consolidated	3Q11	2Q11	QoQ	3Q10	YoY
2011 launches	1,123,866	940,204	20%	0	0%
2010 launches	1,089,745	1,146,599	-5%	1,207,842	-10%
2009 launches	269,991	298,655	-10%	264,603	2%
2008 and earlier launches	999,127	1,013,135	-1%	1,464,885	-32%
Total (PSV)	3,482,730	3,398,593	2%	2,937,330	19%

Finished units of inventory at market value represented 12% by the end of the quarter, or stable compared to the 2Q11 figures, mainly due to Gafisa’s finished units sold in the quarter which more than compensated the completion of unsold units. We continue to focus on reducing finished inventory primarily concentrated under Gafisa brand which represents 64% of the total of finished inventory.

At the end of 3Q11, 48.2% of the total inventory reflected units where construction is up to 30% complete.

Table 21 - Inventories per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total 3Q11
Gafisa¹	628,671	501,701	399,737	637,391	342,794	2,510,293
Tenda	157,456	391,803	151,895	176,512	94,771	972,436
Total	786,126	893,503	551,632	813,903	437,564	3,482,730

Note: Including Alphaville

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Liquidity

As of September 30, 2011, Gafisa had a cash position of R$ 912 million. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.86 billion, resulting in a net debt and obligations of R$ 2.9 billion. The net debt and investor obligations to equity and minorities ratio was 75.3% compared to 75.1% in 2Q11, due to the R$ 56 million cash burn in the second quarter. Excluding Project Finance, this net debt/equity ratio reached 28.6%, a comfortable leverage level with a competitive cost that is equivalent to the Selic rate.

Our 3Q11 cash burn was mainly explained by the R$ 685 million in expenditures in construction and development payments and R$ 120 million in land acquisition payments, partially offset by increasing cash inflow (expected to continue increasing in 4Q11) and also due to the true securitization that we did by the end of the quarter, containing both receivables that are due and receivables that will come due within the next six months (which are considered by the investor to be equivalent to performed receivables, since there is no longer execution risk, resulting in a definitive sale).

During 4Q11 we expect cash burn to continue to diminish, following expected positive cash flow generation. With the expected positive cash flow for 4Q11, we should be able to deleverage the Company, which together with a greater use of the blue print mortgage–which requires almost no working capital – for Tenda’s MCMV units, should contribute to our ability to reduce current leverage and keep it at a comfortable level going forward. On page 24, we also highlighted our current debt covenants ratio, showing a comfortable position by the end of the quarter.

Project finance now represents 47% of total debt. Currently we have access to a total of R$ 4.3 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 1.6 billion in signed contracts and R$ 1.3 billion of contracts in process, giving us additional availability of R$ 1.4 billion.

We also have additional receivables (from units already delivered) of over R$ 500 million available for securitization. The following tables provide information on our debt position.

Table 22 - Indebtedness and Investor obligations
Type of obligation (R$000)			3Q11	2Q11	QoQ	3Q10	YoY
Debentures - FGTS (project finance)			1,246,413	1,212,557	2.79%	1,238,486	0.64%
Debentures - Working Capital			700,596	677,257	3.45%	527,482	32.82%
Project financing (SFH)			598,712	735,358	-18.58%	607,685	-1.48%
Working capital			849,406	963,956	-11.88%	553,490	53.46%
Total consolidated debt			3,398,729	3,593,188	-5.41%	2,927,143	16.11%
Consolidated cash and availabilities			912,359	1,163,080	-21.56%	1,231,143	-25.89%
Investor Obligations			460,000	460,000	0.00%	380,000	21.05%
Net debt and investor obligations			2,946,370	2,890,108	1.95%	2,076,000	41.93%
Equity + Minority Shareholders			3,912,587	3,850,343	1.62%	3,731,570	4.85%
(Net debt + Obligations) / (Equity + Noncontrolling interests)			75%	75%	24bps	55%	1967bps
(Net debt + Ob.) / (Eq + Min.) - Exc. Project Finance (SFH + FGTS Deb.)			28%	24%	368bps	6%	2199bps

Table 23 - Debt maturity
(R$ million)	Average Cost (p.a.)	Total	Until Jun/12	Until June/13	Until June/14	Until June/15	After June/15
Debentures - FGTS (project finance)	TR + (8.22% - 10.20%)	1,246,412	49,469	448,589	598,589	149,765	-
Debentures - Working Capital	CDI + (0.72% - 1.95%)	700,596	156,866	123,779	120,845	143,394	155,712
Project Financing (SFH)	TR + (8.30% - 12.68%)	598,713	380,679	176,470	31,797	9,767	-
Working Capital	CDI + (1.30% - 2.2%)	849,406	93,016	183,435	303,505	140,497	128,953
Total consolidated debt	12.51%	3,398,729	682,304	933,601	1,054,736	443,423	284,665
Investors Obligations	CDI	460,000	148,000	145,000	144,000	12,000	11,000
Total consolidated debt		3,858,729	830,304	1,078,601	1,198,736	455,423	295,665
% Total			22%	28%	31%	12%	8%

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Outlook vs. Actual

In 9M11 Gafisa achieved 56% of the mid-range of launch guidance of between R$ 5.0 billion and R$ 5.6 billion for the full year. Due to this fact, and also the assumption of a more conservative approach (focusing on long term profitability and cash flow generation) we decided to reduce the full year launch guidance range by 30%, to between R$3.5 billion and R$4.0 billion from between R$5.0 billion and R$5.6 billion.

Table 24 – Guidance Launches 2011

	Previous Guidance 2011	YTD	%		New guidance 2011	YTD	%
Min	5,000		59%	Min	3,500		84%
Mid	5,300	2,945	56%	Mid	3,750	2,945	79%
Max	5,600		53%	Max	4,000		74%

With regard to profitability, we are currently at a 16.1% EBITDA margin for the first nine months of the year, which is at the lower-end of the range of our expectations for the full year guidance of between 16% and 20%.  Since the first half, our EBITDA margin improved primarily due to higher contribution of more profitable projects, compared to the results for 1H11.

Table 25 – Guidance EBITDA Margin (%)
EBITDA Margin (%)		Guidance 2011	YTD (%)%
Gafisa (Consolidated)	Min	16%		-10 bps
	Mid	18%	16.1%	190 bps
	Max	20%		390 bps

These changes lead to an expectation for positive operating cash flow for 2012 that should bring the Net Debt/Equity ratio down to below 60% over the next quarters. Table 26 - Net Debt / Equity (%)
		Guidance	YTD (%)%
Gafisa (Consolidated)	Max	< 60,0%	75.3%	-1550 bps

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Detailed Information to Support Gafisa’s Expected Improvement

The following information is being provided this quarter to support our expectations for achieving the operational and financial performance guided.

Positive Cash Flow:

Since 3Q10, when the cash burn rate reached its peak of R$ 453 million for the quarter, it has declined sequentially to the R$ 56 million reported in 3Q11. We are considering the securitization in this calculation, as the traded receivables were sold without joint liability for both those that were due and those scheduled to be delivered within 6 months (thus eliminating execution risk).

Additionally, we are seeing healthy, continuous improvement in cash inflow.. In 3Q11 cash inflow reached R$ 946 million, or 74% higher than 3Q10, as a consequence of higher number of units being delivered. Cash inflow is expected to accelerate further in the last quarter.

Based on all the information above, we expect a net debt/equity of 60% by the end of next year, reflecting the positive impact from the upcoming delivery of units expected for the fourth quarter.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Margin Expansion:

In 3Q11, 39.8% of the Net Revenues came from projects from and prior to 2008. Crucial to our expectation of important improvement in terms of margin expansion going forward is the fact that the recognition from projects < 2008 should quickly diminish and be replaced by increasing recognition of projects from 2H10 and 2011, with average gross margin in the range of 35%-41%, compared to 16,9% from 2008.

Table 28 – Margin by launch year (9M11)

Consolidated (R$ Million)	R$ Net Revenue	%	Cogs w/o captalized interest	Gross Profit	Gross Margin (%)
2011 Launches	206,351	7.2%	(124,166)	85,957	41.7%
2010 Launches	910,623	32.0%	(581,090)	346,091	38.0%
2009 Launches	595,832	20.9%	(404,083)	210,858	35.4%
2008 < Launches	1,134,384	39.8%	(1,037,286)	192,061	16.9%
Total	2,847,190	100.0%	(2,146,626)	834,966	29.3%

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Covenants ratios

Table 29 - Debenture covenants - 7th emission / 8th
			3Q11	2Q11
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0			17.0x	21.9x
(Total debt - SFH debt - Cash) / Equity ≤ 75%			16.4%	12.5%
EBIT / |net financial result| >1,3			3.12	4.94

Maturity (in R$ million)	7th issuance	8th issuance
2013	300	-
2014	300	144
After 2015	-	156
	600	300

Table 30 - Debenture covenants - 5th emission (R$ 250 million)
			3Q11	2Q11
(Total debt - SFH debt - Cash) / Equity ≤ 75%			49.3%	44.0%
(Total receivables + Finished units) / (Total debt - Cash) ≥ 2.2x			4.4x	4.3x
1) Covenant status on December 31, 2009
Table 31 - Selected financials for covenant calculation
			3Q11	2Q11
Total debt			3,398,729	3,593,188
Project debt			1,246,413	1,212,557
SFH debt			598,712	735,358
Cash and availabilities			912,359	1,163,080
Total receivables			10,567,937	10,263,667
Receivables - PoC			5,870,181	5,825,010
Receivables - results to be recognized			4,697,756	4,438,657
Finished units			339,183	293,000
Equity + Minorities, excl. FIDC			3,912,587	3,850,343
Equity			3,825,831	3,772,058
Minority shareholders (excluding FIDC)			86,756	78,285

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations Luciana Doria Wilson Phone: +55 11 3025-9297 / 9242 / 9305 Email: ri@gafisa.com.br Website: www.gafisa.com.br/ir	Media Relations (Brazil) Débora Mari Máquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900 E-mail: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The third quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

The following table displays projects launched during 9M11:

Table 32 - Projects launched
Project	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 30/set/11	Sales 30/set/11
Gafisa	YTD			4,467	1,816,073	61%	1,116,614
Avant Garde	Mar	Santos - SP	100%	168	112,943	95%	107,263
Comercial ICON	Mar	São Gonçalo - RJ	100%	448	70,523	30%	21,240
Alegria - Fase 4	Mar	Guarulhos - SP	100%	139	44,836	87%	39,115
Smart Vila Mascote – Lacedemonia	May	São Paulo - SP	100%	156	66,596	74%	49,134
Alegria - Fase 5	May	Guarulhos - SP	100%	139	47,674	63%	30,041
Prime F2	May	São Luis - MA	50%	74	14,708	31%	4,603
IGLOO	Jun	São Paulo - SP	30%	27	10,382	90%	9,392
Smart Maracá	Jun	São Paulo - SP	100%	156	60,919	99%	60,133
Royal - Vila Nova São José QC1	Jun	SJ dos Campos - SP	100%	68	41,789	17%	7,133
Vision Anália Franco	Jun	São Paulo - SP	100%	200	84,904	55%	46,474
Station Parada Inglesa	Jun	São Paulo - SP	100%	173	77,662	87%	67,484
Target - Comercial Capenha	Jun	Rio de Janeiro - RJ	60%	549	55,243	52%	28,521
Network Business Tower F1 e F2	Jun	São Caetano - SP	100%	855	311,749	96%	299,497
Mundi -– Resid. Ceramica F 1	Jun	São Caetano - SP	100%	192	163,633	31%	50,911
Riservatto	Jul	Osasco - SP	100%	174	137,180	53%	73,171
Americas Avenue Consolidado	Aug	Rio de Janeiro - RJ	100%	696	364,109	40%	147,122
Cancelamento Allegro F1	Aug	Natal - RN	85%	-144	-27,062	6%	(1,610)
Golden Office	Sep	Jundiai - SP	100%	349	110,597	47%	51,760
Alphaville Barra da Tijuca	Sep	Rio de Janeiro - RJ	65%	49	67,687	37%	25,231
AUSA	YTD			2,357	627,598	71%	447,947
Alphaville Pernambuco	Mar	Duas Unas - PE	83%	457	119,654	71%	85,158
Alphaville Campo Grande	Mar	Campo Grande - MT	66%	391	62,260	91%	56,454
Terras Alpha Resende - F1	Jun	Resende - RJ	77%	325	49,204	85%	41,893
Terras Alpha Maricá Sta Rita - F1	Jun	Maricá - RJ	48%	296	46,363	62%	28,832
São José dos Campos F1 + F2	Sep	SJ dos Campos - SP	57%	574	271,180	80%	218,099
Petrolina F2	Sep	Petrolina - PE	76%	286	41,499	10%	4,224
Barra da Tijuca	Sep	Rio de Janeiro - RJ	35%	26	37,437	35%	13,287
Tenda	YTD			3,847	500,917	52%	262,924
Parque Lumiere	Jan	São Paulo - SP	100%	100	11,220	100%	11,172
Araçagy F3	Jan	Paço do Lumiar - MA	50%	186	24,865	98%	24,320
Parma Life	Jan	Belo Horizonte - MG	100%	60	8,884	109%	9,709
Parque Arvoredo F3	Mar	Curitiba - PR	100%	210	46,378	71%	32,948
Piemonte	Mar	Santa Luzia - MG	100%	94	11,042	56%	6,227
Lopes Trovão	Apr	Canoas - RS	100%	188	38,938	32%	12,388
Montes Claros	May	Belo Horizonte - MG	100%	300	30,602	35%	10,862
Cheverny F2	May	Goiânia - GO	100%	96	13,638	49%	6,688
Cheverny F3	May	Goiânia - GO	100%	96	13,638	41%	5,566
Vale Verde Cotia - Fase 7	May	Cotia - SP	100%	80	9,200	91%	8,374
Porto Fino	Jun	Santa Luzia - MG	100%	224	25,228	47%	11,913
Vila das Flores	Jun	Salvador-BA	100%	460	50,273	20%	10,101
RESIDENCIAL ATENAS	Jun	Rio de Janeiro-RJ	100%	260	30,288	28%	8,436
Reserva dos Pássaros	Jun	Vespasiano-MG	100%	817	103,183	72%	74,734
Bosque dos Palmares	Jun	Nova Iguaçu -RJ	100%	352	34,454	19%	6,560
Vista Flamboyant F2	Aug	SJ dos Campos -SP	100%	132	20,069	90%	18,082
Cheverny F4 + F5	Sep	Goiânia - GO	100%	192	29,016	17%	4,844
Total 9M11 (Gafisa + Tenda + Alphaville)				10,671	2,944,589	62%	1,827,484

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

The following table illustrates the financial completion of the construction in progress and the related revenue recognized (R$000) during the second quarter ended on September 30, 2011.

Tabela 33. Status of the financial completion of the construction in progress
Company	Project	Construction status		% Sold		Revenues recognized (R$000)
		3Q11	2Q11	3Q11	2Q11	3Q11	2Q11
Gafisa	Alphaville Barra da Tijuca	100%	98%	83%	100%	28,085	3,639
Gafisa	Reserva Ecoville	73%	72%	76%	72%	18,350	7,704
Gafisa	Vision Brooklin	77%	68%	100%	100%	14,864	14,330
Gafisa	Vistta Santana	91%	85%	98%	97%	13,313	11,814
Gafisa	Mansão Imperial - Fase 2b	93%	84%	88%	75%	13,268	10,146
Gafisa	PA 11 - Reserva Ibiapaba F2	78%	63%	100%	100%	12,802	11,542
Gafisa	Vistta Laguna	31%	14%	82%	71%	12,769	5,313
Gafisa	Alegria F1	100%	92%	98%	94%	11,879	11,888
Gafisa	Pateo Mondrian	61%	50%	85%	83%	10,505	5,997
Gafisa	Central Life F1	31%	21%	100%	99%	10,302	(587)
Gafisa	Grand Valley Niteroi - F1	99%	92%	93%	91%	9,579	5,210
Gafisa	Nova Petropolis SBC - F1	100%	100%	98%	93%	8,893	13,822
Gafisa	London Ville	47%	39%	85%	76%	7,981	4,790
Gafisa	Acqua Residencial	100%	100%	88%	82%	7,849	5,741
Gafisa	Pq Barueri Cond - F1	100%	100%	88%	86%	7,454	14,008
Gafisa	Magno	80%	70%	100%	100%	7,421	4,256
Gafisa	Manhattan Residencial	76%	68%	52%	51%	7,273	7,501
Gafisa	Alegria - Fase2A	100%	90%	96%	91%	7,247	5,099
Gafisa	GrandValley Niteroi - F2	99%	92%	100%	88%	6,916	3,350
Gafisa	Manhattan Comercial	80%	63%	75%	70%	6,667	6,974
Gafisa	Station Parada Inglesa	26%	23%	88%	60%	6,664	10,181
Gafisa	Supremo Ipiranga	84%	75%	100%	100%	6,599	5,803
Gafisa	Mosaico	78%	67%	100%	100%	6,354	6,281
Gafisa	Mansão Imperial - F1	94%	86%	86%	85%	6,271	7,867
Gafisa	Paulista Corporate	92%	89%	100%	100%	6,098	10,741
Gafisa	Smart Vila Mariana	61%	50%	100%	100%	5,961	3,541
Gafisa	Global Offices	62%	44%	94%	95%	5,825	5,782
Gafisa	Others					230,663	310,385
Gafisa						497,849	549,239
Alphaville	Alphaville Teresina	66%	46%	100%	99%	18,197	14,723
Alphaville	AlphaVille Barra da Tijuca	100%	98%	83%	73%	15,704	1,921
Alphaville	Alphaville Ribeirão Preto F1	81%	67%	94%	93%	14,346	14,257
Alphaville	São José Dos Campos	6%	0%	78%	0%	13,234	-
Alphaville	AlphaVille Porto Alegre	63%	52%	87%	87%	11,921	14,671
Alphaville	Alphaville Campo Grande II	37%	18%	95%	95%	9,290	3,712
Alphaville	Terras Alpha Petrolina	65%	41%	97%	96%	8,752	9,092
Alphaville	Alphaville Brasília 2 Resid./Comercial	81%	62%	87%	87%	7,821	7,577
Alphaville	Others					76,595	90,852
Alphaville						175,860	156,805
Tenda						331,782	335,299
Total						1,005,491	1,041,343

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Consolidated Income Statement

The Income Statement reflects the impact of IFRS adoption, also for 2010.

R$ 000	3Q11	2Q11	QoQ	3Q10	YoY	9M11	9M10	QoQ
Net Operating Revenue	1,005,490	1,041,344	-3.4%	957,196	5.0%	2,847,190	2,792,223	2.0%
Operating Costs	(708,614)	(822,424)	-13.8%	(681,275)	4.0%	(2,146,626)	(1,984,154)	8.2%
Gross profit	296,876	218,920	35.6%	275,921	7.6%	700,564	808,069	-13.3%
Operating Expenses
Selling Expenses	(68,298)	(61,970)	10.2%	(53,887)	26.7%	(181,773)	(166,321)	9.3%
General and Administrative Expenses	(59,711)	(60,389)	-1.1%	(59,317)	0.7%	(176,407)	(171,860)	2.6%
Other Operating Revenues / Expenses	(10,395)	(8,649)	20.2%	(2,187)	375.3%	(30,025)	(11,392)	163.6%
Depreciation and Amortization	(21,855)	(22,754)	-4.0%	(8,305)	163.2%	(56,974)	(27,324)	108.5%
Operating results	136,617	65,158	109.7%	152,207	-10.2%	255,385	431,172	-40.8%

Financial Income	31,619	21,697	19.0%	36,417	-13.2%	77,980	101,275	-23.0%
Financial Expenses	(89,740)	(50,563)	66.0%	(56,432)	59.0%	(195,965)	(181,816)	7.8%

Income Before Taxes on Income	78,496	36,292	116.3%	132,192	-40.6%	137,400	350,631	-60.8%

Deferred Taxes	(5,858)	10,147	-157.7%	(823)	611.8%	10,592	(27,649)	-138.3%
Income Tax and Social Contribution	(17,958)	(11,590)	54.9%	(9,661)	85.9%	(37,698)	(27,384)	37.7%

Income After Taxes on Income	54,680	34,849	56.9%	121,708	-55.1%	110,294	295,598	-62.7%

Minority Shareholders	(8,463)	(9,737)	-13.1%	(5,108)	65.7%	(25,259)	(16,911)	49.4%

Net Income	46,217	25,112	84.0%	116,600	-60.4%	85,035	278,687	-69.5%

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Consolidated Balance Sheet

	3Q11	2Q11	QoQ	3Q10	YoY
Current Assets
Cash and cash equivalentes	912,359	1,163,080	-21.6%	1,231,143	-25.9%
Receivables from clientes	4,002,213	3,653,708	9.5%	2,727,930	46.7%
Properties for sale	2,130,661	1,988,093	7.2%	1,447,266	47.2%
Other accounts receivable	146,461	201,492	-27.3%	155,795	-6.0%
Deferred selling expenses	30,493	20,588	48.1%	38,028	-19.8%
Prepaid expenses	13,599	9,533	42.7%	16,423	-17.2%
	7,235,786	7,036,494	2.8%	5,616,585	28.8%
Long-term Assets
Receivables from clientes	1,867,969	2,171,302	-14.0%	2,411,275	-22.5%
Properties for sale	416,717	346,658	20.2%	388,649	7.2%
Deferred taxes	353,212	353,445	-0.1%	367,788	-4.0%
Other	215,695	187,536	15.0%	252,324	-14.5%
	2,853,593	3,058,941	-6.7%	3,420,036	-16.6%
Property, plant and equipment	74,939	81,135	-7,6%	63,825	17,4%
Intangible assets	219,490	215,624	1,8%	209,687	4,7%
	294,429	296,759	-0.8%	273,512	7.6%
Total Assets	10,383,808	10,392,194	-0.1%	9,310,133	11.5%
Current Liabilities
Loans and financing	475,969	689,412	-31.0%	789,331	-39.7%
Debentures	206,336	153,788	34.2%	214,561	-3.8%
Obligations for purchase of land and advances from clients	469,642	526,560	-10.8%	460,470	2.0%
Materials and service suppliers	185,185	225,692	-17.9%	292,444	-36.7%
Taxes and contributions	291,649	294,716	-1.0%	234,394	24.4%
Taxes, payroll charges and profit sharing	75,140	66,772	12.5%	69,594	8.0%
Provision for contingencies	27,770	21,598	28.6%	8,001	247.1%
Dividends	102,767	102,767	0.0%	52,287	96.5%
Obligation for investors	148,000	143,000	3.5%	0
Other	180,055	90,339	99.3%	171,417	5.0%
	2,162,513	2,314,644	-6.6%	2,292,499	-5.7%
Long-term Liabilities
Loans and financings	975,751	1,013,961	-3.8%	371,843	162.4%
Debentures	1,740,673	1,736,027	0.3%	1,551,407	12.2%
Obligations for purchase of land	194,654	183,619	6.0%	177,412	9.7%
Deferred taxes	401,071	395,440	1,4%	483,373	-17,0%
Provision for contingencies	123,950	126,811	-2,3%	126,327	-1,9%
Obligation for investors	312,000	317,000	-1,6%	380,000	-17,9%
Other	560,609	454,349	23,4%	195,702	186,5%
	4,308,708	4,227,207	1.9%	3,286,064	31.1%
Shareholders' Equity
Capital	2,734,155	2,730,789	0.1%	2,729,187	0.2%
Treasury shares	-1,731	-1,731	0.0%	-1,731	0.0%
Capital reserves	267,159	262,970	1.6%	251,489	6.2%
Revenue reserves	741,212	741,212	0.0%	422,373	75.5%
Retained earnings/accumulated losses	85,036	38,818	119.1%	278,687	-69.5%
Non controlling interests	86,756	78,285	10.8%	51,565	68.2%
	3,912,587	3,850,343	1.6%	3,731,570	4.9%
Liabilities and Shareholders' Equity	10,383,808	10,392,194	-0.1%	9,310,133	11.5%

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Consolidated Cash Flows

		3Q11	3Q10
Income Before Taxes on Income	2	137,401	132,192
Expenses (income) not affecting working capital	4
Depreciation and amortization	5	56,974	8,305
Expense on stock option plan	7	12,789	3,075
Unrealized interest and charges, net	9	117,130	62,805
Warranty provision	12	7,160	5,272
Provision for contingencies	13	34,672	15,462
Profit sharing provision	14	6,425	6,538
Allowance (reversal) for financial instruments	16	6,385	-
Allowance (reversal) for doubtful debts		(5,990)
Decrease (increase) in assets	18		-
Clients	19	(605,178)	(593,100)
Properties for sale	20	(314,861)	18,636
Other receivables	21	(33,718)	(61,342)
Deferred selling expenses and prepaid expenses	23	5,133	(17,436)
Decrease (increase) in liabilities	26		-
Obligations on land purchases and advances from customers	27	121,485	(4,279)
Taxes and contributions	28	45,160	83,933
Trade accounts payable	30	(5,276)	47,899
Salaries, payroll charges	32		(10,000)
Other accounts payable	33	(56,465)	(82,636)
Cash used in operating activities	38	(470,774) )	(384,676)
Investing activities	40
Purchase of property and equipment and deferred charges	43	(60,597)	(11,008)
(Aplicação) resgate de títulos e valores mobiliários,		416,814	380,786
Cash used in investing activities	47	356,217	369,778
Financing activities	49
Capital increase	51	4,957	16,288
Follow on expenses	52	-	-
Capital reserve increase	53	-	40,722
Increase in loans and financing	57	708,729	272,118
Repayment of loans and financing	58	(876,601)	(456,951)
Assignment of credit receivables, net	59	373,600	19,785
Proceeds from subscription of redeemable equity interest in securitization fund	60	(10,405)	(4,000)
Cessão de Crédito Imobiliário - CCI	61	(37,698)	-
Impostos pagos	67	80,000	-
Net cash provided by financing activities	68	242,582	(112,038)
Net increase (decrease) in cash and cash equivalents	72	128,025	(126,936)
Cash and cash equivalents	75
	76
At the beggining of the period	77	256,382	353,008
At the end of the period	78	384,407	226,072
	79
Net increase (decrease) in cash and cash equivalents	80	128,025	(126,936)

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Av. das Nações Unidas, 8501, 19º andar, in the City and State of São Paulo,  and started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and providing civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies, which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company.

In May 2010, the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital of Alphaville Urbanismo S.A. (AUSA). The acquisition of shares has the purpose of ensuring the viability of the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in a capital increase amounting to R$ 20,282 (Note 15.1).

2.   Presentation of interim information

The interim information was approved by the Board of Directors at the meeting held on November 10, 2011.

The interim individual financial information and the interim consolidated financial information were prepared in accordance with accounting practices adopted in Brazil that comprise the Technical Pronouncement of the Brazilian FASB (CPC) 21, and the IAS 34 – Interim Financial Reporting, which considers Guideline 04 issued by the CPC on the application of Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities regarding revenue recognition, and respective costs and expenses arising from real estate development operations in reference to the state of completion (percentage of completion method), issued by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian National Association of State Boards of Accountancy (CFC), as well as for the presentation of this information in compliance with the rules issued by the CVM, applicable to the preparation of quarterly information (ITR).

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee (IFRIC). The results of this consideration may cause the Company to revise its accounting practices related to revenue recognition.

The accounting policies adopted in the preparation of interim individual and consolidated financial information of the Company were applied consistently with those adopted and disclosed in Note 2 to the financial statements for the year ended December 31, and, accordingly, shall be read together with this document.

2.1     Interim consolidated information

The Company’s quarterly consolidated information, which includes the financial statements of subsidiaries and the joint ventures indicated in Note 8, was prepared in compliance with the applicable consolidation practices and the legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the Company.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

2.2     Interim consolidated information

The Company carried out the proportionate consolidation of the financial statements of the jointly-controlled investees listed below, main information of which is the following:

Investees	% ownership interest	Current		Non Current		Equity	Net	Gross	Net operating	Net Financial	Income	Net income (loss)
		Asset	Liability	Asset	Liability		Revenue	P&L	expenses	Income	and social contribution taxes	For the period
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	60%	11,749	(10,912)	77	19,168	3,570	1,017	681	(4)	628	(177)	1,127
Gafisa SPE-40 Empreendimentos Imobiliários Ltda.	50%	8,964	2,108	43	1,236	5,662	501	367	(12)	82	(18)	418
Dolce Vita Bella Vita SPE S/A	50%	5,695	1,525	-	326	3,844	24	17	-	23	(2)	38
Saíra Verde Empreendimentos Imobiliários Ltda.	70%	162	(454)	127	24	719	86	83	(1)	14	(4)	93
DV SPE S/A	50%	2,594	473	-	137	1,985	33	26	-	-	1	27
GAFISA SPE-48 S/A	80%	98,576	38,039	430	5,690	55,277	6,673	(8,938)	(299)	749	(465)	(8,954)
Gafisa e Ivo Rizzo SPE-47 Empreendimentos Imobiliários Ltda.	80%	36,823	8,347	431	12,748	16,159	(1)	(1)	(83)	1	15	(108)
Gafisa/Tiner Campo Belo I - Empreendimento Imobiliário SPE Ltda.	45%	3,614	146	-	58	3,411	358	250	(4)	31	(13)	265
Península I SPE S/A	50%	8,648	11,004	188	231	(2,399)	(120)	(136)	(44)	20	5	(156)
Península 2 SPE S/A	50%	11,286	10,997	66	2,945	(2,591)	710	310	-	38	(2,964)	(2,616)
Villaggio Panamby Trust S/A	50%	5,168	660	(80)	(7)	4,434	490	413	-	3	(181)	234
Gafisa SPE-44 Empreendimentos Imobiliários Ltda.	40%	3,438	589	921	30	3,740	-	-	(1)	-	-	(1)
Gafisa SPE-65 Empreendimentos Imobiliários Ltda.	80%	41,221	25,161	116	2,234	13,941	15,987	2,799	(430)	229	(899)	1,699
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	80%	47,919	26,314	778	8,013	14,371	14,255	3,698	(135)	4	(844)	2,722
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	80%	10,951	1,373	1,621	5,827	5,373	568	(39)	(1,551)	2	249	(2,030)
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	50%	146	38	-	26	82	-	-	-	-	-	-
Gafisa SPE-79 Empreendimentos Imobiliários Ltda.	50%	44	564	169	-	(351)	-	-	(489)	-	6	(500)
Gafisa SPE-85 Empreendimentos Imobiliários Ltda.	80%	100,375	7,310	1,383	59,704	34,744	37,051	11,568	(440)	(6,059)	(2,236)	2,833
Gafisa SPE-102 Empreendimentos Imobiliários Ltda.	80%	1,791	689	(108)	1,071	(77)	-	-	(9)	19	53	(102)
Gafisa SPE-104 Empreendimentos Imobiliários Ltda.	50%	4	3	-	-	1	-	-	-	-	-	-
Sítio Jatiuca Empreendimento Imobiliário SPE Ltda.	50%	106,695	10,447	823	66,176	30,895	25,027	15,260	(575)	233	(1,014)	13,897
Deputado José Lajes Empreendimento Imobiliário SPE Ltda.	50%	3,147	359	14	3,255	(453)	33	(39)	(3)	66	(23)	6
Alto da Barra de São Miguel Empreendimento Imobiliário SPE Ltda.	50%	20,403	4,085	290	27,912	(11,304)	509	(8,058)	(794)	(14)	(3)	(8,869)
Reserva & Residencial Spazio Natura Empreendimento Imobiliário SPE Ltda.	50%	1,814	4	-	432	1,378	-	-	(1)	-	-	(1)
Gafisa SPE-113 Empreendimentos Imobiliários Ltda.	60%	4,612	263	280	-	4,629	3	3	(2,647)	41	51	(2,826)
Gafisa SPE-116 Empreendimentos Imobiliários Ltda.	50%	58,224	30,922	3	27,336	(30)	-	-	(31)	-	-	(31)
BKO ENGENHARIA E COMERCIO LTDA	80%	13,615	730	111	4,522	8,474	3,577	374	(100)	227	22	257
O Bosque Empr. Imob. Ltda	60%	9,887	42	288	299	9,834	111	(92)	(30)	(1)	(4)	(127)
Grand Park - Parque das Aguas Empreendimentos Imobiliários Ltda	50%	52,950	47,215	5,890	2,028	9,597	2,516	(8,764)	(215)	(2,551)	(151)	(11,680)
Grand Park - Parque das Arvores Empreendimentos Imobiliários Ltda	50%	97,389	46,603	662	28,870	22,579	15,046	(7,230)	(88)	(3,801)	(527)	(11,647)
Dubai Residencial Empreendimentos Imobiliários Ltda.	50%	48,076	33,280	11,616	842	25,569	24,107	8,289	(33)	(1,900)	(778)	5,579
Varandas Grand Park Empreendimentos Imobiliários Ltda.	50%	4,756	2,372	9,253	9,649	1,989	5,060	60	(225)	19	(180)	(325)
PRIME SPE FRANERE GAFISA 07 EMP	50%	3,490	2,831	3,248	4,284	(377)	3,325	682	(767)	16	(122)	(191)
Costa Maggiore Empreendimentos Imobiliários Ltda.	50%	15,985	2,737	14,251	13,982	13,518	6,957	1,316	(689)	638	117	1,317
City Park Brotas Empreendimentos Imobiliários Ltda.	50%	12,967	2,370	40	8,857	1,780	9,107	1,097	6	367	(346)	1,124
City Park Acupe Empreendimentos Imobiliários Ltda.	50%	10,692	1,814	55	6,452	2,481	7,176	913	29	325	(325)	942
Patamares 1 Empreendimentos Imobiliários SPE Ltda.	50%	34,757	5,492	428	17,173	12,520	21,943	5,351	14	1,101	(1,025)	5,441
Graça Empreendimentos Imobiliários Ltda.	50%	11,871	270	-	10,864	736	-	(17)	-	(2)	-	(18)
Acupe Exclusive Empreendimentos Imobiliários Ltda.	50%	3,354	1,669	-	1,038	648	3,052	300	14	90	(118)	286
Manhattan Square Empreendimentos Imobiliários Comercial 01 SPE Ltda.	50%	86,924	16,148	4,095	60,298	14,574	32,339	6,125	(237)	(470)	(1,213)	4,205
Manhattan Square Empreendimentos Imobiliários Comercial 02 SPE Ltda.	50%	7,995	140	-	6,714	1,140	-	(87)	-	(8)	-	(96)
Manhattan Square Empreendimentos Imobiliários Residencial 02 SPE Ltda.	50%	19,691	146	-	17,090	2,454	-	(135)	-	(18)	-	(152)
Manhattan Square Empreendimentos Imobiliários Residencial 01 SPE Ltda.	50%	172,431	30,135	14,291	157,299	(711)	32,907	134	(1,242)	666	1,716	1,275
FIT 13 SPE Empreendimentos Imobiliários Ltda.	50%	43,351	1,856	8,766	16,377	33,883	46,018	17,362	(546)	1,182	(1,444)	16,555
API SPE 29 - Planej.e Desenv.de Empreend.Imob.Ltda	50%	45,477	17,297	1,453	15,030	14,604	32,582	12,835	(1,063)	153	(601)	11,219
API SPE 28 - Planej.e Desenv.de Empreend.Imob.Ltda	50%	113,803	55,582	46	4,930	53,338	69,640	26,813	(706)	177	160	26,237
Parque do Morumbi Incorporadora LTDA.	80%	21,160	12,594	-	1,542	7,024	6,607	3,233	(575)	226	(124)	2,760
Aram SPE Empreendimentos Imobiliários Ltda	80%	30,269	10,866	-	5,046	14,357	12,396	5,312	(138)	(15)	(356)	4,803
Panamby Ribeirão Preto Empreendimentos Imobiliários SPE Ltda	55%	16,049	34	302	2,489	13,827	-	-	(179)	(3)	-	(182)
FIDC	-	24,925	-	-	7,666	17,260	-	-	-	-	-	-
ALPHAVILLE URBANISMO S.A	80%	528,139	214,597	367,389	357,330	323,601	446,289	207,935	(56,598)	(17,004)	(11,250)	120,658
Gafisa SPE-55 S.A.	80%	86,461	36,109	1,173	2,365	49,161	38,149	10,223	(931)	97	(1,816)	7,574
Gafisa SPE-77 Empreendimentos Imobiliários Ltda	65%	82,146	21,681	49,189	52,591	57,063	57,082	23,801	(85)	(383)	(7,843)	15,490
Saí Amarela S/A	50%	4,791	2,578	82	152	2,143	198	183	(2)	(138)	(2)	41
Sunshine S.A	60%	16,436	6,411	23	4,133	5,915	315	280	(1)	181	(27)	434
Cyrela Gafisa SPE Ltda	50%	13,297	10,432	12,117	-	14,983	-	-	241	-	-	240

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

3.          New pronouncements issued by the IASB

Until disclosure date of the interim individual and consolidated financial information, the following pronouncements and interpretations issued by the IASB were published, however, their application was not mandatory for the year beginning January 1, 2011:

New Standards	Mandatory application for years beginning as from:
IFRS 9 – Financial Instruments (i)	January 1, 2013
New Interpretations
Amendment to IFRS 7 – Financial Instruments: Disclosures Transfer of Financial Assets	January 1, 2013

(i)         IFRS 9 ends the first part of the Project for replacing “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining impairment of assets. This standard shall be effective for the fiscal years beginning as from January 1, 2013. The Company does not expect this change to cause impact on its consolidated financial statements.

The Company does not expect significant impacts on the consolidated financial statements in the first adoption of the new pronouncements and interpretations.

The following pronouncements and interpretations issued by the IASB shall be mandatorily applied for the fiscal years indicated below. Such changes did not have impact on or have already been reflected in the interim consolidated information of the Company.

New Standards	Mandatory application for years beginning as from:
IAS 24 – Revised Related Parties: Disclosure (i)	January 1, 2011
New Interpretations
Amendment to IFRIC 14 – Prepayments of a minimum funding requirement (ii)	January 1, 2011
IFRIC 10 – Consolidated financial statements (iii)	January 1, 2013
IFRIC 11 – Joint ventures (iv)	January 1, 2013
IFRIC 12 – Disclosure of investments in other entities (v)	January 1, 2013
IFRIC 13 – Measurement of the fair value (vi)	January 1, 2013
Amendments to Existing Standards
Amendment to IAS 1 – Presentation of Financial Statements	January 1, 2011
Amendment to IFRS 3 – Business Combinations	January 1, 2011

(i)           It simplifies the disclosure requirements for state-owned entities and clarifies the definition of the term related party. The revised standard deals with aspects that, according to the previous disclosure requirements and related party definition, were too complex and hardly applicable, mainly in environments with wide governmental control, offering partial exemption to state-owned entities and a revised definition of the related party concept. This amendment was issued in November 2009, and shall be effective for the fiscal years beginning as from January 1, 2011.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

(ii)            This amendment applies only to those situations in which an entity is subject to minimum funding requirements and prepays contributions to cover such requirements. This amendment permits that this entity accounts for the benefit of such prepayment as asset. This amendment shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements

(iii)         IFRS 10 supersedes SIC 12 and IAS 27 and applies to the consolidated financial statements where a company controls one or more companies.

(iv)         IFRS supersedes SIC 13 and IAS 31 and applies to jointly-controlled companies.

(v)          IFRS 12 addresses disclosure of equity in other companies, purpose of which is to inform users of the risks, nature, and impact of such equity on the financial statements.

(vi)         IFRS 13 applies where other pronouncements issued by IFRS require or allow measurements or disclosure of fair value (and measurements such as fair value less selling cost, based on the fair value or disclosure of such measurements).

There are no other standards and interpretations issued, but not adopted yet, that may, in Management’s opinion, produce significant impact on the P&L or the equity disclosed by the Company.

The Brazilian FASB (CPC) has not issued the respective pronouncements and amendments related to the new and revised IFRS previously presented. Because of CPC and CVM’s commitment to keeping the set of standards issued updated on the basis of the updates made by the IASB, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

4.   Cash and cash equivalents and marketable securities and collaterals

4.1     Cash and cash equivalents

	Individual		Consolidated
Type of transaction	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Cash and cash equivalents
Cash and banks	59,503	30,524	278,735	172,336
Securities purchased under agreement to resell	42,585	35,568	105,672	84,046

Total cash and cash equivalents	102,088	66,092	384,407	256,382

Securities purchased under agreement to resell include interest earned from 75.0% to 101.0% (December 31, 2010 – 98.15% to 104.0%) of Interbank Deposit Certificates (CDI’s). Both transactions are made in first class financial institutions.

4.2     Marketable securities and collaterals

	Individual		Consolidated
Type of transaction	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Available for sale
Investment funds		-	2,677	3,016
Government securities		94,878	58,601	117,001
Bank deposit certificates	34,622	82,004	141,073	183,562
Restricted cash in guarantee to loans (a)	101,735	297,911	123,710	453,060
Restricted credits (b)	-	-	187,077	171,627
Other (c)	10,799	16,500	14,813	16,500

Total marketable securities and collaterals	147,156	491,295	522,042	944,766

(a)  Restricted cash in guarantee to loans in fixed-income fund, whose shares are valued by investments only in federal and government bonds, indexed to fixed and floating rates and/or price indexes, and made available when the ratio of restricted receivables in guarantee to debentures reach 120% of the debt balance. R$40,444 of the total amount refer to short-term investments due on 09/20/2013, indexed to fixed rate of 101% of CDI, which can be redeemed in 90 days, related to the assignment of receivables as described in Note 5 (v).

(b)  Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a government real estate finance aid, which are in process of approval at the Caixa Econômica Federal. These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expects to receive within 90 days.

(c)    Additional Construction Potential Certificates (CEPACs)

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

As of September 30, 2011, the Bank Deposit Certificates (CDBs) include interest earned from 99.50% to 108.0% (December 31, 2010 – 98.00% to 108.5%) of Interbank Deposit Certificates (CDIs).

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

4.   Cash and cash equivalents and marketable securities and collaterals  (Continued)

4.2     Marketable securities and collaterals (Continued)

     In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At September 30, 2011, the CEPACs, recorded in the heading “Other”, have liquidity, the estimated fair value approximates cost, and shall not be used in ventures to be launched in the future.

Such issue was registered with the CVM under No. CVM/SER/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of September 30, 2011 and December 31, 2010, the amount related to open-end and exclusive investment funds is recorded at fair value through profit and loss. Pursuant to CVM Rule No. 408/04, short-term investment in Investment Funds in which the Company has exclusive interest is consolidated.

Exclusive funds are as follows:

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to appreciate the value of its shares by investing the funds of its investment portfolio, which may be comprised of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund shares of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of shares, which can be redeemed with a return at any time.

The breakdown of securities, which comprise the portfolio of exclusive funds at September 30, 2011, is as follows:

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

4.   Cash and cash equivalents and marketable securities and collaterals (Continued)

4.2     Marketable securities and collaterals (Continued)

Arena

Cash	9
Government securities (LFT)	58,601
Corporate securities (CDB-DI)	11,448
70,058

The breakdown of the portfolio of exclusive funds is classified in the above table according to its nature.

5.   Trade accounts receivable and services provided

	Individual		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Real estate development and sales	1,707,556	1,698,641	5,926,632	5,309,664
( - ) Present value adjustments	(17,760)	(24,200)	(117,421)	(104,666)
Services and construction	34,807	57,826	37,090	59,737
Other receivables	23,881	6,833	23,881	6,653
	1,748,484	1,739,100	5,870,182	5,271,388

Current	1,164,082	1,039,549	4,002,213	3,158,074
Non-current	584,402	699,551	1,867,969	2,113,314

The non-current portions fall due as follows:

	Individual		Consolidated
Maturity	09/30/2011	12/31/2010	09/30/2011	12/31/2010
2012	211,934	299,445	886,570	969,363
2013	167,073	254,207	543,940	727,891
2014	98,306	39,462	256,122	168,912
2015	24,902	31,212	44,011	82,744
2016 onwards	82,169	75,225	137,325	164,404
	584,402	699,551	1,867,969	2,113,314

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

5.   Trade accounts receivable and services provided (Continued)

(i)      The balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Its record is limited to the portion of revenues accounted for net of the amounts already received.

              The consolidated balance of advances from customers (development and services), which exceed the revenues recorded in the period, amounts to R$104,592 at September 30, 2011 (R$158,145 at December 31, 2010), and are classified in “Payables for purchase of land and advances from customers” (Note 14).

              Accounts receivable from completed real estate units delivered, financed by the Company, are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as “revenue from real estate development”; the amounts recognized for the periods ended September 30, 2011 and 2010 totaled R$21,935 and R$20,854, respectively.

              The allowance for doubtful accounts is estimated by considering the expectation on accounts receivable losses.

              The balance of allowance for doubtful accounts recorded amounts to R$25,301 (consolidated) at September 30, 2011 (December 31, 2010 – R$18,016), and is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

During the period ended September 30, 2011, the changes in the allowance for doubtful accounts are summarized as follows:

Consolidated
2011
Balance at December 31	18,916
Additions	6,385
Write-offs	-
Closing balance	25,301

              The reversal of the present value adjustment recognized in revenue from real estate development for the period ended September 30, 2011 totaled R$(6,440) (Company) and R$12,755 (consolidated), respectively.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

5.   Trade accounts receivable  and services provided (Continued)

              Receivables from real estate units not yet finished were measured at present value by considering the discount rate determined according to the criterion described in Note 2.22 to the financial statements at December 31, 2010. The rate applied by the Company and its subsidiaries stood at 4.47% for the period ended September 30, 2011 (5.02% at December 31, 2010), net of Civil Construction National Index (INCC).

(ii)     At March 31, 2009, the Company entered into a Receivables Investment Funds (FIDC) transaction, which consists of assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated shares. This first issuance of senior shares was made through an offering restricted to qualified investors. Subordinated shares were subscribed for exclusively by Gafisa. Gafisa FIDC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was engaged by Gafisa FIDC and will be compensated for performing, among other duties, the reconciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as a collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The subordinated shares represent approximately 21% of the amount issued, totaling R$ 18,958 (present value); at September 30, 2011 it totaled R$17,260 (Note 8). Senior and Subordinated shares receivables are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements, accordingly, the Company discloses at September 30, 2011 receivables amounting to R$24,926 in the group of accounts of trade accounts receivable, and R$7,666 are reflected in the heading Payables to Venture Partners and Other, the balance of subordinated shares held by the Company being eliminated in this consolidation process;

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

5.   Trade accounts receivable   and services provided (Continued)

(iii)    On June 26, 2009, the Company and its subsidiaries entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified in the heading “Payables to Venture Partners and Other – Assignment of Credits”.

Eight book-entry CCIs were issued, amounting to R$ 69,315 at the date of the issuance.  These 8 CCIs are backed by Rights to the Credit, whose installments fall due on and up to June 26, 2014 (“CCI-Investor”).

A CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, has general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of Rights to the Credit from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10931/04.

Gafisa was engaged and will be compensated for performing, among other duties, the reconciliation of the receipt of receivables, guarantee of the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

(iv)   On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement - CCI. The purpose of said Assignment Agreement is the definitive assignment by the Assignor to the benefit of the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$ 185,210 - % Gafisa) (in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 - % Gafisa), recorded in the heading “Payables to venture partners and other – Credit Assignment”.

The Assigned Credits meet the validation eligibility criteria at the date of execution of the corresponding Assignment Agreement. Upon compliance with the validation eligibility criteria, the Company shall have no more than 18 months to regularize the Assigned Credits.

During the regularization period, Gafisa was engaged and will be compensated for performing, among other duties, receivables collection management, guarantee of the Assignment, and collection of past due receivables. After the regularization period, receivable management will be performed by an outsourced company, as provided under the transaction contract.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

 (v)         On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said Assignment Agreement is the assignment by the Assignor (“Company”) to the benefit of the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The object of this Receivables Assignment only comprises the flow of obligations (installments, charges and key installments).  The assigned portfolio of receivables, paid by the Assignee, on September 29, 2011, amounts to R$238,356 (% Gafisa - R$221,376). A portion of this amount will be amortized through the SFH debt balance of the bank that purchased the receivables and the remaining balance will be amortized through the issue of Bank Deposit Certificates – CDBs amounting to R$40,444 (R$40,382 - % Gafisa). This short-term investment – CDB can be redeemed in 90 days, as mentioned in note 4.2 (a).

The balance at September 30, 2011 is R$290,621 (December 31, 2010 – R$ 37,714) in the Company and R$462,054 (December 31, 2010 - R$ 88,442) in the consolidated.

6.   Properties for sale

	Individual		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/010

Land	522,478	390,922	1,183,008	854,652
(-) Present value adjustment	(4,880)	(14,839)	(9,904)	(20,343)
Property under construction	298,984	339,909	1,035,091	959,934
Completed units	191,538	165,898	339,183	272,923

	1,008,120	881,890	2,547,378	2,067,166

Current portion	897,270	653,996	2,130,661	1,568,986
Non-current portion	110,850	227,894	416,717	498,180

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. As disclosed in Note 14, at September 30, 2011, the net balance of land acquired through barter transactions amounts to R$31,605 (December 31, 2010 - R$ 41,018) in the Company and R$92,205 (December 31, 2010 – R$86,228) in the consolidated.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

As disclosed in Note 10, the balance of financial charges at September 30, 2011 amounts to R$104,378 (December 31, 2010 – R$ 116,286) in the Company and R$177,490 (December 31, 2010 – R$ 146,542) in the consolidated.

The present value adjustment in the property for sale balance refers to the portion of the contra-entry to the present value adjustment of payables for purchase of land without effect on P&L (Note 14).

7.   Other accounts receivable and other

	Individual		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Current accounts related to real estate ventures (a) (Note 18)	-	115,629	58,136	75,196
Dividends receivable	45,496	45,496	-	-
Advances to suppliers	2,471	13,902	9,203	16,965
Credit assignment receivable	-	4,093	-	7,896
Customer financing to be released	399	436	2,394	1,309
Recoverable taxes	40,660	35,374	73,754	63,546
Future capital contributions (b)	310,960	366,674	-	-
Loan with related parties (c)	66,805	41,853	106,395	71,163
Judicial deposit	83,838	78,755	102,383	89,271
Gain not realized by derivative instruments (Note 17 (d))	3,373		5,791
Other	1,576	4,090	4,100	34,680

	555,578	706,302	362,156	360,026

Current portion	401,266	576,236	146,461	178,305
Non-current portion	154,312	130,066	215,695	181,721

(a)  The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and cash management is centralized by the lead partner of the enterprise, who manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges of each investor and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over changes in amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)  As of September 30, 2011, the balance of future capital contributions made by Gafisa in its subsidiary Tenda amounted to R$146,503. The remaining balance refers to future capital contributions to various SPEs that are annually paid in.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

7.   Other accounts receivable and other (Continued)

(c)  The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, which are subject to the respective financial charges. It shall be noted that Company operations and business with related parties follow market practices (arm’s length). The business and operations with related parties are carried out based on conditions that are strictly on an arm’s length transaction basis and appropriate, in order to protect the interests of both parties involved in the business. The breakdown and nature of the loan receivable by the Company are shown below.

	Consolidated		Nature	Interest rate
	09/30/2011	12/31/2010

Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	-	144	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	9,003	7,340	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	4,889	677	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Empreendimentos Imobiliários Ltda.	824	1,478	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-46 Empreendimentos Imobiliários Ltda.	3,164	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-51 Empreendimentos Imobiliários Ltda.	-	567	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-73 Empreendimentos Imobiliários Ltda.	1,693	2,503	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-71 Empreendimentos Imobiliários Ltda.	1,576	939	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	1,027	1,557	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Empreendimentos Imobiliários Ltda.	907	10	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	11	791	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	39,868	23,342	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,556	2,356	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	221	101	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	52	48	Construction	10% p.a. fixed rate + TR
Target	1,014	-	Construction	IGPM + 12% p.a.
Total individual	66,805	41,853

Fit Jardim Botanico SPE Emp. Imob. Ltda	16,200	15,002	Construction	126.5% of the CDI
Fit 09 SPE Emp. Imob. Ltda	5,355	4,440	Construction	126.5% of the CDI
Fit 08 SPE Emp. Imob. Ltda	860	767	Construction	112% of the CDI
Fit 19 SPE Emp. Imob. Ltda	3,977	3,864	Construction	126.5% of the CDI
Acedio SPE Emp. Imob. Ltda	2,811	2,537	Construction	126.5% of the CDI
Fit 25 SPE Emp. Imob. Ltda	-	1,609	Construction	126.5% of the CDI
Ac Participações Ltda	805	-	Construction	126.5% of the CDI
Fit Roland Garros	4,461	-
Jardins da Barra Desenv. Imob. S/A	4,340	-
Other	781	1,091
Total consolidated	106,395	71,163

In the period ended September 30, 2011, the recognized financial income from interest on loans amounted to R$4,913 in the Company (September 30, 2010 – R$2,381).

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries

In January 2007, upon acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before income and social contribution taxes on net profit of AUSA on an accrual basis of accounting. Goodwill balance at September 30, 2011 is R$ 152,856.

As mentioned in Note 1, in May 2010 the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital of AUSA. The acquisition of shares had the purpose of ensuring the viability of the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and Other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, for the total issue price of R$ 20,282 at carrying amount.

The Company has a commitment to purchase the remaining 20% of AUSA's capital based on the fair value of AUSA, evaluated on the future acquisition dates, amount of which cannot yet be calculated and, consequently, is not recognized. The acquisition contract of AUSA provides that the Company undertakes to purchase the remaining 20% of AUSA in 2011, in cash or shares, at the Company’s sole discretion.

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa established a new company, “Cipesa Empreendimentos Imobiliários Ltda.” ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa 30%. Gafisa made a cash contribution amounting to R$ 50,000 to Nova Cipesa and acquired the shares that Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014; the minimum amount of acquisition is R$25,000 adjusted by the INCC variation, in case the variable portion is lower. Accordingly, the Company’s purchase consideration totaled R$ 90,000. As a result of this transaction, goodwill amounting to R$ 40,687 was recorded based on expected future profitability.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries  (Continued)

(i)  Ownership interest

(a)    Information on subsidiaries and jointly-controlled subsidiaries

	Ownership interest - %		Equity		Profit/(loss) for the period
Direct investees	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	09/30/2010

Construtora Tenda S.A.	100	100	2,268,638	1,710,208	37,910	70,440
Alphaville Urbanismo S.A.	60	60	323,601	201,758	120,658	54,795
Shertis Emp. Part. S.A.	100	100	59,720	35,158	24,368	6,791
Gafisa FIDC (Note 5)	100	100	-	16,895	-	-
Cipesa Empreendimentos Imobiliários S.A.	100	100	51,298	49,046	2,252	4,353
Península SPE1 S.A.	50	50	(2,399)	(2,242)	(156)	1,083
Península SPE2 S.A.	50	50	(2,591)	24	(2,616)	262
Res. das Palmeiras SPE Ltda.	100	100	2,311	2,333	(22)	76
Villaggio Panamby Trust S.A.	50	50	4,434	4,200	234	(77)
Dolce Vita Bella Vita SPE S.A.	50	50	3,844	4,056	38	3,480
DV SPE S.A.	50	50	1,985	1,958	27	49
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,293	6,528	(235)	464
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	3,411	6,146	265	(54)
Jardim I Plan., Prom.Vd. Ltda.	100	100	5,633	7,820	(2,227)	(201)
Jardim II Plan., Prom.Vd Ltda.	100	100	322	801	(489)	1,602
Saíra Verde Emp. Imob. Ltda.	70	70	719	626	93	86
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,926	17,663	190	413
Verdes Praças Inc. Im. SPE Ltda.	100	100	26,884	26,730	154	94
Gafisa SPE 32 Emp. Im. Ltda.	100	100	9,241	10,573	(1,331)	3,313
Gafisa SPE 35 Emp. Im. Ltda.	100	100	5,093	4,978	115	449
Gafisa SPE 36 Emp. Im. Ltda.	100	100	8,788	6,995	1,749	857
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,195	4,561	(406)	210
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,436	9,382	44	563
Gafisa SPE 39 Emp. Im. Ltda.	100	100	5,157	4,729	412	318
Gafisa SPE 40 Emp. Im. Ltda.	50	50	5,662	7,944	418	299
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,613	32,186	413	588
Gafisa SPE 42 Emp. Im. Ltda.	100	100	9,033	5,915	(1,735)	(4,607)
Gafisa SPE 44 Emp. Im. Ltda.	40	40	3,740	3,713	(1)	(6)

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries (Continued)

(i)  Ownership interest (Continued)

(a)   Information on subsidiaries and jointly-controlled subsidiaries (Continued)

	Ownership interest - %		Equity		Profit/(loss) for the period
Direct investees	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	09/30/2010
Gafisa Vendas Int. Imob. Ltda	100	100	(139)	(1,523)	(1,469)	(1,812)
Gafisa SPE 46 Emp. Im. Ltda.	60	60	3,570	2,443	1,127	(1,939)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	16,159	16,268	(108)	(409)
Gafisa SPE 48 S.A. (e)	80	-	55,277	-	(8,954)	-
Gafisa SPE 49 Emp. Im. Ltda.	-	100	-	295	-	(8)
Gafisa SPE 50 Emp. Im. Ltda.	100	100	9,845	13,008	3,163)	1,750
Gafisa SPE 51 Emp. Im. Ltda. (e)	100	-	43,873	-	(9,213)	-
Gafisa SPE 53 Emp. Im. Ltda.	100	100	7,628	7,152	476	3,445
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(11)	(8)	(3)	(1)
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(23)	(21)	(3)	(1)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	13,941	12,242	1,699	3,308
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(1)	(1)	-
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,447	1,491	(222)	(341)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	13,827	12,929	(182)	(17)
Gafisa SPE 71 Emp. Im. Ltda.	80	80	14,371	11,649	2,722	5,744
Gafisa SPE 72 Emp. Im. Ltda.	100	100	17,026	4,845	12,181	637
Gafisa SPE 73 Emp. Im. Ltda.	80	80	5,373	7,403	(2,030)	(1,570)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(337)	(335)	(1)	3
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(86)	(76)	(10)	(3)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	82	83	-	(1)
Gafisa SPE 79 Emp. Im. Ltda.	50	100	(351)	(16)	(335)	(14)
Gafisa SPE 80 S.A.	100	100	(12)	(9)	(3)	(5)
Gafisa SPE 81 Emp. Im. Ltda. (d)	-	100	-	1,679	-	1,136
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(798)	(368)	(429)	(98)
Gafisa SPE 84 Emp. Im. Ltda. (d)	-	100	-	14,653	-	1,015
Gafisa SPE 85 Emp. Im. Ltda.	80	80	34,744	31,911	2,833	15,529
Gafisa SPE 87 Emp. Im. Ltda. (d)	-	100	-	(353)	-	(56)
Gafisa SPE 88 Emp. Im. Ltda. (d)	-	100	-	16,404	-	1,552
Gafisa SPE 89 Emp. Im. Ltda.	100	100	62,353	50,636	9,914	11,049
Gafisa SPE 90 Emp. Im. Ltda. (d)	-	100		1,941	-	2,384
Gafisa SPE 91 Emp. Im. Ltda.	-	100	-	1,593	-	(1,204)
Gafisa SPE 92 Emp. Im. Ltda. (d)	-	100	-	4,998	-	1,214
Gafisa SPE 93 Emp. Im. Ltda.	100	100	1,181	895	286	504
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Emp. Im. Ltda.	100	100	6	6	-	-

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries (Continued)

(i)  Ownership interest (Continued)

(a)   Information on subsidiaries and jointly-controlled subsidiaries (Continued)

	Ownership interest - %		Equity		Profit/(loss) for the period
Direct investees	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	09/30/2010
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(5)	(4)	(1)	(5)
Gafisa SPE 102 Emp. Im. Ltda.	80	80	(77)	25	(102)	7
Gafisa SPE 103 Emp. Im. Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Emp. Im. Ltda.	50	50	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda. (d)	-	100	-	5,558	-	5,606
Gafisa SPE 107 Emp. Im. Ltda. (d)	-	100	-	5,299	-	6,995
Gafisa SPE 109 Emp. Im. Ltda. (d)	-	100	-	371	-	(1,591)
Gafisa SPE 110 Emp. Im. Ltda.	100	100	10,763	(916)	3,367	(221)
Gafisa SPE 111 Emp. Im. Ltda.	100	100	4,077	(41)	4,118	-
Gafisa SPE 112 Emp. Im. Ltda. (d)	-	100	-	3,201	-	(124)
Gafisa SPE 113 Emp. Im. Ltda.	60	100	4,629	1	(2,164)	-
Gafisa SPE 114 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 116 Emp. Im. Ltda.	50	100	(30)	1	(31)	-
Gafisa SPE 117 Emp. Im. Ltda.	100	100	836	1	(1,191)	-
Gafisa SPE 118 Emp. Im. Ltda.	100	100	3,381	1	-	-
Gafisa SPE 119 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 120 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	(53)	1	(54)	-
Gafisa SPE 122 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100	100	(412)	1	(413)	-
Gafisa SPE 124 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 125 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 127 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 128 Emp. Im. Ltda.	100	80	1	1	-	-
O Bosque Empr. Imob. Ltda.	60	60	9,834	8,791	(127)	(70)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	(11,304)	(2,435)	(8,869)	3,550
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(453)	(459)	6	(852)
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	30,895	16,998	13,897	5,648
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50	1,378	1,379	(1)	(12)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	9,597	20,907	(11,680)	9,488
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	22,579	35,588	(11,647)	14,302
Dubai Residencial Emp Im. Ltda.	50	50	25,569	21,227	5,579	5,783
Costa Maggiore Emp. Im. Ltda.	50	50	13,518	13,033	1,317	7,281
City Park Brotas Emp. Imob. Ltda.	50	50	1,780	650	1,124	432

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries (Continued)

(i)  Ownership interest (Continued)

(a)   Information on subsidiaries and jointly-controlled subsidiaries (Continued)

	Ownership interest - %		Equity		Profit/(loss) for the period
Direct investees	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	09/30/2010
City Park Acupe Emp. Imob. Ltda.	50	50	2,481	1,531	942	715
Patamares 1 Emp. Imob. Ltda.	50	50	12,520	7,187	5,441	618
Acupe Exclusive Emp. Imob. Ltda.	50	50	648	361	286	(136)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	14,574	7,152	4,205	4,778
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	1,140	1,236	(96)	(2)
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	(711)	(3,376)	1,275	11,124
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	2,454	2,606	(152)	(2)
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	53,338	25,594	26,237	8,596
Graça Emp. Imob. SPE Ltda.	50	50	736	755	(18)	(431)
Varandas Grand Park Emp. Im. Ltda.	50	50	1,989	2,319	(325)	2,222
FIT 13 SPE Emp. Imob. Ltda.	50	50	33,883	19,328	16,555	2,506
SPE Pq Ecoville Emp Im S.A.	50	50	14,604	3,385	11,219	(1,094)
Apoena SPE Emp Im S.A.	80	50	8,474	8,683	(209)	(413)
Parque do Morumbi Incorporadora Ltda.	80	80	7,024	4,116	2,760	-
Prime Grand Park Emp. Im. Ltda.	50	50	(377)	(250)	(191)	-
Aram SPE Emp. Imob. Ltda.	80	-	14,358	-	4,804	-

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries (Continued)

(i)  Ownership interest (Continued)

(b) Breakdown of investments

	Ownership interest - %		Investments		Equity pickup
Direct investees	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	09/30/2010

Construtora Tenda S.A.	100	100	2,268,638	1,710,208	37,910	73,441
Alphaville Urbanismo S.A.	60	60	194,160	121,055	72,395	33,306
Shertis Emp. Part. S.A.	100	100	59,720	35,372	24,368	6,791
Gafisa FIDC (Note 5)	100	100	17,260	16,895	-	-
Cipesa Empreendimentos Imobiliários S.A.	100	100	51,298	49,046	2,252	4,353
			2,591,076	1,932,576	136,925	117,891

Península SPE1 S.A.	50	50	(1,199)	(1,121)	(78)	541
Península SPE2 S.A.	50	50	(1,296)	12	(1,308)	131
Res. das Palmeiras SPE Ltda.	100	100	2,311	2,333	(22)	76
Villaggio Panamby Trust S.A.	50	50	2,217	2,100	117	(38)
Dolce Vita Bella Vita SPE S.A.	50	50	1,922	2,028	19	1,740
DV SPE S.A.	50	50	992	979	13	24
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,293	6,528	(235)	464
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	1,535	2,766	119	(24)
Jardim I Plan., Prom.Vd Ltda.	100	100	5,633	7,820	(2,227)	(201)
Jardim II Plan., Prom.Vd Ltda.	100	100	322	801	(489)	1,602
Saíra Verde Emp. Imob. Ltda.	70	70	503	438	65	60
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,926	17,663	190	413
Verdes Praças Inc.Im.SPE Ltda	100	100	26,884	26,730	154	94
Gafisa SPE 32 Emp. Im. Ltda.	100	100	9,241	10,573	(1,331)	2,650
Gafisa SPE 35 Emp. Im. Ltda.	100	100	5,093	4,978	115	449
Gafisa SPE 36 Emp. Im. Ltda.	100	100	8,788	6,995	1,749	857
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,195	4,561	(406)	210
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,436	9,382	44	563
Gafisa SPE 39 Emp. Im. Ltda.	100	100	5,157	4,729	412	318
Gafisa SPE 40 Emp. Im. Ltda.	50	50	2,831	3,972	209	149
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,613	32,186	413	588
Gafisa SPE 42 Emp. Im. Ltda.	100	100	9,033	5,915	(1,735)	(4,607)
Gafisa SPE 44 Emp. Im. Ltda.	40	40	1,496	1,485	-	(2)
Gafisa Vendas Int. Imob. Ltda	100	100	(139)	(1,522)	(1,469)	(1,812)
Gafisa SPE 46 Emp. Im. Ltda.	60	60	2,142	1,466	676	(1,163)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	12,928	13,014	(87)	(327)
Gafisa SPE 48 S.A. (e)	80	-	44,221	-	(1,373)	-
Gafisa SPE 49 Emp. Im. Ltda.	-	100	-	295	(48)	(8)
Gafisa SPE 50 Emp. Im. Ltda.	100	100	9,845	13,008	(3,163)	1,400
Gafisa SPE 51 Emp. Im. Ltda. (e)	100	-	43,873	-	207	-
Gafisa SPE 53 Emp. Im. Ltda.	100	100	7,628	7,152	476	2,756
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(11)	(8)	(3)	(1)
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(23)	(21)	(3)	(1)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	11,153	9,794	1,359	2,646
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(1)	(1)	-
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,447	1,491	(222)	(341)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	7,605	7,111	(100)	(9)

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries  (Continued)

a)  Ownership interest (Continued)

(b)                    Breakdown of investments (Continued)

	Ownership interest - %		Investments		Equity pickup
Direct investees	09/30/2011	12/31/2010	09/30/2011	12/31/2010	09/30/2011	09/30/2010
Gafisa SPE 71 Emp. Im. Ltda.	80	80	11,497	9,319	2,177	4,595
Gafisa SPE 72 Emp. Im. Ltda.	100	100	17,026	4,845	12,181	510
Gafisa SPE 73 Emp. Im. Ltda.	80	80	4,299	5,923	(1,624)	(1,256)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(337)	(335)	(1)	3
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(86)	(76)	(10)	(3)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	41	42	-	-
Gafisa SPE 79 Emp. Im. Ltda.	50	100	(176)	(16)	(333)	(14)
Gafisa SPE 80 S.A.	100	100	(12)	(9)	(3)	(5)
Gafisa SPE 81 Emp. Im. Ltda. (d)	-	100	-	1,679	1,245	1,136
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(798)	(368)	(429)	(98)
Gafisa SPE 84 Emp. Im. Ltda. (d)	-	100	-	14,653	649	1,015
Gafisa SPE 85 Emp. Im. Ltda.	80	80	27,795	25,529	2,266	12,424
Gafisa SPE 87 Emp. Im. Ltda. (d)	-	100	-	(353)	(620)	(56)
Gafisa SPE 88 Emp. Im. Ltda. (d)	-	100	-	16,404	3,304	1,552
Gafisa SPE 89 Emp. Im. Ltda.	100	100	62,353	50,636	9,914	11,049
Gafisa SPE 90 Emp. Im. Ltda. (d)	-	100	-	1,941	2,067	2,384
Gafisa SPE 91 Emp. Im. Ltda.	-	100	-	1,593	192	(1,204)
Gafisa SPE 92 Emp. Im. Ltda. (d)	-	100	-	4,998	3,077	971
Gafisa SPE 93 Emp. Im. Ltda.	100	100	1,181	895	286	504
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Emp. Im. Ltda.	100	100	6	5	-	-
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 100 Emp. Im. Ltda.	-	-	(5)	-	(1)	(186)
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(62)	(4)	(82)	(5)
Gafisa SPE 102 Emp. Im. Ltda.	80	80	(40)	20	-	5
Gafisa SPE 103 Emp. Im. Ltda.	100	100	-	(40)	-	-
Gafisa SPE 104 Emp. Im. Ltda.	50	50	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	-	1	3,660	-
Gafisa SPE 106 Emp. Im. Ltda. (d)	-	100	-	5,558	2,319	5,606
Gafisa SPE 107 Emp. Im. Ltda. (d)	-	100	-	5,299	447	6,995
Gafisa SPE 109 Emp. Im. Ltda. (d)	-	100	10,763	371	3,367	(1,591)
Gafisa SPE 110 Emp. Im. Ltda.	100	100	4,077	(916)	4,118	(221)
Gafisa SPE 111 Emp. Im. Ltda.	100	100	-	(41)	2,152	-
Gafisa SPE 112 Emp. Im. Ltda. (d)	-	100	2,778	3,201	(1,298)	(124)
Gafisa SPE 113 Emp. Im. Ltda.	60	100	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	100	(15)	1	(15)	-
Gafisa SPE 116 Emp. Im. Ltda.	50	100	836	1	(1,191)	-
Gafisa SPE 117 Emp. Im. Ltda.	100	100	3,381	1	-	-
Gafisa SPE 118 Emp. Im. Ltda.	100	100	11,497	1	2,177	-

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries (Continued)

a)  Ownership interest (Continued)

(b)                    Breakdown of investments (Continued)

	Ownership interest - %		Investments			Equity pickup
Direct investees	09/30/2011	12/31/2010	09/30/2011		12/31/2010	09/30/2011	09/30/2010
Gafisa SPE 119 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 120 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	(53)		1	(54)	-
Gafisa SPE 122 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100	100	(412)		1	(413)	-
Gafisa SPE 124 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 125 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 127 Emp. Im. Ltda.	100	100	1		1	-	-
Gafisa SPE 128 Emp. Im. Ltda.	100	80	1		1	-	-
O Bosque Empr. Imob. Ltda.	60	60	5,901		5,275	(76)	(42)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	(5,652)		(1,217)	(4,434)	1,775
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(226)		(229)	3	(426)
Sítio Jatiuca Emp Im. SPE Ltda.	50	50	15,447		8,499	6,949	2,824
Reserva & Residencial Spazio Natura Emp. Im. SPE Ltda.	50	50	689		690	(1)	(6)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	4,798		10,453	(5,840)	5,537
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	11,289		17,794	(5,823)	7,204
Dubai Residencial Emp Im. Ltda.	50	50	12,785		10,614	2,789	2,892
Costa Maggiore Emp. Im. Ltda.	50	50	6,759		6,517	658	4,930
City Park Brotas Emp. Imob. Ltda.	50	50	890		325	562	216
City Park Acupe Emp. Imob. Ltda.	50	50	1,240		765	471	358
Patamares 1 Emp. Imob. Ltda	50	50	6,260		3,593	2,720	309
Acupe Exclusive Emp. Imob. Ltda.	50	50	324		181	143	(68)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	7,287		3,576	2,102	2,389
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	570		618	(48)	(1)
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	(356)		(1,688)	637	4,932
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	1,227		1,303	(76)	(1)
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	26,669		12,772	13,119	4,298
Graça Emp. Imob. SPE Ltda	50	50	368		377	(9)	(215)
Varandas Grand Park Emp. Im. Ltda.	50	50	994		1,159	(163)	1,111
FIT 13 SPE Emp. Imob. Ltda	50	50	16,942		9,664	8,278	1,253
SPE Pq Ecoville Emp Im S.A.	50	50	7,302		1,693	5,609	(547)
Apoena SPE Emp Im S.A.	80	50	6,779		4,341	(167)	(206)
Parque do Morumbi Incorporadora Ltda.	80	80	5,619		3,293	2,208	-
Prime Grand Park Emp. Im. Ltda.	50	50	(188)		(125)	(96)	-
Aram SPE Emp. Imob. Ltda	80	-	11,486		-	3,755	-
OCPC 01 Adjustment – interest capitalization			6,539	4,146	-	-	-
			588,254		456,516	72,654	91,699

Provision for loss on investments (c)			11,221		8,227

			3,190,551		2,397,319	209,579	209,590

Other investments (a)			317,946		327,797
Goodwill on acquisition of subsidiaries (b)			193,543		193,543

Total investments			3,702,040		2,918,659

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

8.   Investments in subsidiaries (Continued)

a)  Ownership interest (Continued)

(b)                    Breakdown of investments (Continued)

(a)   As described in Note 12, these investments comprise a portion of special partnership (SCP) that the Company started holding shares in such partnership that totals R$317,946 at September 30, 2011 (December 31, 2010 - R$327,797).

(b)   See breakdown in Note 9.

(c)    Provision for capital deficiency is recorded in heading “Payables to venture partners and other”.

(d)   In the period ended September 30, 2011, a transfer of shares from this Company to the SCP was made for the respective carrying value per share.

(e)   In the period ended September 30, 2011, a transfer of shares from the SCP to this Company was made for the respective carrying value per share.

9.   Intangible assets

The breakdown is as follows:

	Consolidated
	09/30/2011	12/31/2010
	Balance	Balance
Goodwill
AUSA	152,856	152,856
Cipesa	40,687	40,687

	193,543	193,543
Other intangible assets	25,947	16,411

	219,490	209,954

Other intangible assets refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years.

Goodwill arises from the difference between the amount of acquisition and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits. These amounts are annually tested for impairment.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

9.   Intangible assets (Continued)

The Company did not estimate the recovery of the carrying amount of goodwill for the period ended September 30, 2011, once there was not any indication of possible impairment.

10. Loans and financing

		Individual		Consolidated
Type of operation	Annual interest rate	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Certificate of Bank Credit – CCB and working capital	1.30 % to 2.20% + CDI	672,725	531,905	849,406	664,471
National Housing System	TR + 8.30 % to 12.68%	137,510	365,098	598,712	745,707
Assumption of debt in connection with inclusion of subsidiaries ‘debt	TR + 12%	3,602	-	3,602	-
		813,837	897,003	1,451,720	1,410,178

Current portion		184,479	471,909	475,969	797,903
Non-current portion		629,358	425,094	975,751	612,275

Rates

•     CDI - Interbank Deposit Certificate;

•     TR – Referential Rate.

Funding for developments – SFH, working capital, and CCB correspond to credit lines from financial institutions using the funding necessary to the development of the Company's ventures;

In June 2011, eight certificates of bank credit - CCBs were issued in the Company, totaling R$ 65 million. The CCBs are guaranteed by statutory lien on 30,485,608 shares in Gafisa SPE-89 Empreendimentos Imobiliários S.A.’s capital.

In AUSA, eight CCBs were issued, totaling R$ 55 million. The CCBs are guaranteed by statutory lien on 500,000 shares in Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.’s capital.

Funds from the aforesaid CCBs were allocated to develop residential projects. The CCBs contain restrictive covenants related mainly to the leverage rates and liquidity of the Company. Those covenants were complied with at September 30, 2011.

As of September 30, 2011, the Company and its subsidiaries have funds for approximately 108 ventures amounting to R$891,206 (Company – unaudited) and R$1,282,338 (consolidated – unaudited) that were approved to be released and will be used in future periods, to the extent that these developments progress physically and financially, according to the Company’s project schedule.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

10. Loans and financing  (Continued)

Non-current installments are due as follows:

	Individual		Consolidated
Maturity	09/30/2011	12/31/2010	09/30/2011	12/31/2010
2012	23,131	145,047	181,272	245,166
2013	101,460	58,519	209,890	119,912
2014	276,704	221,528	309,961	247,197
2015 onwards	228,063	-	274,628	-
	629,358	425,094	975,751	612,275

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of rights to the credit, and the inflow of contracts already signed on future delivery of units (amount of R$1,319,252 - unaudited).

The Company has restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of new debts, and that could require the early maturity or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants, at September 30, 2011 and December 31, 2010, are disclosed in note 11.

Financial expenses of loans, financing and debentures are capitalized at cost of each venture and land, according to the use of funds, and allocated to P&L based on the criterion adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 12.51% at September 30, 2011.

	Individual		Consolidated
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Net financial charges	188,965	178,773	361,320	265,760
Capitalized financial charges	(80,045)	(73,835)	(165,355)	(105,378)

Net financial charges	108,920	104,938	195,965	160,382

Financial charges included in Properties for sale

Opening balance (Note 6)	116,287	69,559	146,541	91,568
Capitalized financial charges	80,045	73,835	165,355	105,378
Charges allocated to P&L	(91,954)	(51,261)	(134,402)	(81,625)

Closing balance (Note 6)	104,378	92,133	177,494	115,321

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

11. Debentures

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Third Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000, with the below features.

In August 2009, the Company obtained approval for its sixth placement of nonconvertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000. In May 2010, the Company amended this indenture, changing the maturity for four years and ten months.

In December 2009, the Company obtained approval for its seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allowed it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement shall be exclusively used in the financing of real estate ventures focused only on the popular segment.

In November 2010, the Company obtained approval for its eighth placement of nonconvertible simple debentures, in the amount of R$ 300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

11. Debentures (Continued)

				Individual		Consolidated
Program/placement	Principal	Annual compensation	Maturity	9/30/2011	12/31/2010	9/30/2011	12/31/2010

Third program / first placement – Fifth placement	250,000	107.20% CDI	June 2013	262,173	253,355	262,173	253,355
Sixth placement	250,000	CDI + 2% to 3.25%	June 2014	120,984	109,713	120,984	109,713
Seventh placement	600,000	TR + 10.20%	December 2014	618,154	598,869	618,154	598,869
Eighth placement / First placement	288,427	CDI + 1.95%	October 2015	304,208	293,661	304,208	293,661
Eighth placement / Second placement	11,573	IPCA + 7.96%	October 2016	13,231	11,898	13,231	11,898
First placement (Tenda)	600,000	TR + 8.22%	April 2014	-	-	628,259	612,435
				1,318,750	1,267,496	1,947,009	1,879,931

Current portion				178,077	14.097	206.336	26.532
Non-Current portion				1.140.673	1.253.399	1.740.673	1,853,399

Non-current installments are due as follows:

	Individual		Consolidated
Maturity	9/30/2011	12/31/2010	9/30/2011	12/31/2010
2012	-	122,557	150,000	272,557
2013	422,368	422,557	722,368	722,557
2014	563,648	408,707	713,648	558,707
2015	148,945	293,866	148,945	293,866
2016 onwards	5,712	5,712	5,712	5,712
	1,140,673	1,253,399	1,740,673	1,853,399

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of new debts, and that could require the early maturity or refinancing of loans if the Company does not fulfill these.

As mentioned in Note 4.2, the balance of restricted cash in guarantee to loans in investment funds in the amount of R$ 310,787 at September 30, 2011 (R$624,687 at December 31, 2010) is pledged to cover the ratio of restrictive debenture covenants.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

11. Debentures (Continued)

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at September 30, 2011 and at December 31, 2010 are as follows:

	9/30/2011	12/31/2010
Fifth placement
Total debt less SFH debt, less cash and cash equivalents and marketable securities (1) cannot exceed 75% of equity	49%	36%
Total accounts receivable plus inventory of finished units required to be 2.2 times over net debt	4.4 times	4.6 times

Seventh placement
EBIT(2) balance shall be 1.3 times under the net financial expense	-3.1 times	-10.7 times
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects (3)	17.0 times	73.2 times
Total debt less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	16,4%	3.5%

Eighth placement – first and second placement
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects	17.0 times	73.2 times
Total debt less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	16.4%	3.5%

First placement – Tenda
The EBIT(2) balance shall be 1.3 times over the net financial expense or lower than zero	9.3 times	5.7 times
The debt ratio, calculated as total accounts receivable plus inventory, divided by net debt plus project debt, must be > 2 or < 0, where TR(4) + TE(5) are always > 0	-11.2	-11.8
The Maximum Leverage Ratio, calculated as total debt less general guarantees divided by equity, must not exceed 50% of equity.	18%	21%

(1) Cash and cash equivalents and marketable securities refer to cash and cash equivalents, marketable securities, restricted cash in guarantee to loans, and restricted credits.

(2) EBIT refers to gross profit less selling, general and administrative expenses plus other net operating income.

(3) Project debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts, funds of which were provided by SFH, as well as the debt related to the seventh placement.

(4) Total receivables

(5) Total inventory

At September 30, 2011, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

11. Debentures (Continued)

Expenses for placement of debentures and their effective interest rates are shown below:

Placement	Transaction cost	Effective interest rate	Cost of transaction to be allocated

Fifth placement	1,179	11.66%	786
Sixth placement	2,077	Series 1: 12.60%	992
		Series 2: 10.88%
Seventh placement	7,051	11.00%	4,468
Eight placement	3,081	Series 1: 14.87%	2,571
		Series 2: 13.54%
First placement (Tenda)	924	9.79%	493

	14,312		9,310

Current portion			2.699
Non-current portion			6.611

12. Payables to venture partners and other

	Individual		Consolidated
	9/30/2011	12/31/2010	9/30/2011	12/31/2010

Payable to venture partners (a)	300,000	300,000	380,000	380,000
Current accounts related to developments (Note 18.1)	50,744	-	-	-
Credit assignments (b)	290,621	37,714	462,054	88,442
Acquisition of investments	2,286	3,094	20,911	23,062
Other accounts payable	61,380	42,388	113,032	72,722
Rescission reimbursement payable and provisions	-	-	43,738	31,272
Mandatory dividends to investors	-	-	11,495	24,264
FIDC obligations (b)	-	-	7,666	18,070
Provision for warranty	23,984	22,391	46,185	39,025
Deferred Pis and Cofins		-	35,583	29,328
Provision for capital deficiency	11,221	8,227	-	-
Usufruct on shares (c)	45,000	-	80,000	-

	785,236	413,814	1,200,664	706,185

Current portion	275,183	105,340	328,055	149,952
Non-current portion	510,053	308,474	872,609	556,233

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

12. Payables to venture partners and other (Continued)

(a)     In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies, which shall have as main objective the development and carrying out of real estate ventures. As of September 30, 2011, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, as a precaution and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of September 30, 2011, “payables to venture partners” were recognized in the amount of R$ 300,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of September 30, 2011, the amount accrued totaled R$6,186. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum ratio of net debt and receivables. As of September 30, 2011, the Company was in compliance with these clauses.

In relation to the consolidated financial statements, in April 2010, subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is to hold interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of September 30, 2011, this entity subscribed capital and paid-in capital reserve amounting to R$ 161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, as a precaution and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of September 30, 2011, payables to investors/venture partners are recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., as of  September 30, 2011, the provisioned amount totals R$5,308. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval by preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets As of September 30, 2011, the Company is in compliance with the above-described clauses.

Dividend amounts are reclassified as financial expenses in the financial statements.

(b)  It refers to the operation on assignment of receivables portfolio (see Note 5(ii), (iii) and (iv)).

(c)  As part of the funding through issuance of Certificates of Bank Credit– CCB, described in Note 10, the Company and subsidiary AUSA entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for six years, having raised R$ 45,000 and R$ 35,000, respectively. These are recorded based on the effective interest method of amortization.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

13. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel, analyzed pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses inherent in pending claims.

In the quarter ended September 30, 2011, the changes in the provision are summarized as follows:

Individual	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2010	81,153	640	5,168	86,961
Additional provision	13,001	409	14,542	27,952
Payment and reversal of provision not used	(4,978)	(25)	(8,384)	(13,387)
Balance at September 30, 2011	89,176	1,025	11,325	101,526

Current portion				27,770
Non-current portion				73,756

Consolidated	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2010	102,828	12,110	23,755	138,693
Additional provision	15,996	1,124	24,739	41,859
Payment and reversal of provision not used	(12,465)	(46)	(16,321)	(28,832)
Balance at September 30, 2011	106,359	13,188	32,173	151,720

Current portion				27,770
Non-current portion				123,950

(i)      Civil, tax and labor claims

(a)     As of September 30, 2011, the provisions related to civil claims include R$73,756 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 6,402, are backed by guarantee insurance; in addition, there are judicial deposits amounting to R$53,318, in connection with the restriction of the usage of the Gafisa’s bank accounts; and there is the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

13. Provision for legal claims and commitments (Continued)

(i)      Civil, tax and labor claims  (Continued)

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)     Subsidiary AUSA is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The contingency amount rated by legal counsel as a probable loss, inherent in the claim above, reaches R$11,630 and is provisioned at September 30, 2011.

(c)     As of September 30, 2011, the Company and its subsidiaries were subject to labor lawsuits, which had the most varied characteristics and at various court levels, and is awaiting judgment. These claims corresponded to a total maximum risk of R$109,758. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, as well as on the negotiation that shall be made, the provisioned amount is considered sufficient by management to cover expected losses

The Company and its subsidiaries have judicially deposited the amount of R$ 83,838 (Company) and R$ 102,383 (consolidated) (Note 7) in connection with the aforementioned legal claims.

In addition, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks at September 30, 2011 based on the assessment of its legal counsel, in which loss is possible, but not probable, in the approximate amount of R$381,582, based on the historical average of claim monitoring, for which the Company understands that it is not necessary to record a provision for possible losses.

(d)     Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and prevent or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues,  including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

(i)      Civil, tax and labor claims  (Continued)

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the suspension of development activities, loss of tax benefits, confinement and fine.

(ii)   Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guaranteeing the installments of the financing to customers over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, subject to legal and contractual penalties.

As described in Note 4, at September 30, 2011, the Company and its subsidiaries have resources approved and recorded as short-term investments guaranteed, which will be released as ventures progress in the total amount of R$43,838 (Company) and R$65,813 (consolidated) to meet restrictive clause rate commitments.

The Company has obligations arising from commitments to suppliers for future delivery regarding the purchase of materials to be used in the construction process of units.

14. Payables for purchase of land and advances from customers

	Individual		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010

Obligations for purchase of land	167,373	126,093	480,621	370,482
Present value adjustment	(5,766)	(15,905)	(13,122)	(16,796)
Advances from customers
Development and sales	20,832	18,086	104,592	158,145
Barter transaction – land (Note 6)	31,605	41,018	92,205	86,228

	214,044	169,292	664,296	598,059

Current portion	152,647	126,294	469,642	420,199
Non-current portion	61,397	42,998	194,654	177,860

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

14. Payables for purchase of land and advances from customers  (Continued)

The total amount of reversal of present value adjustment, calculated at the rate mentioned in Note 5(i) to the financial statements at December 31, 2010, recognized in costs of properties for sale in the period ended September 30, 2011 amounted to R$10,139 in the Company and R$3,674 in the consolidated.

15. Equity

15.1   Capital

As of September 30, 2011, the Company's authorized and paid-in capital totaled R$2,734,155, represented by 432,515,801 registered common shares without par value, of which 599,486 were held in treasury.

In the period ended September 30, 2011 there was no change in common shares held in treasury.

Treasury shares - 09/30/2011
Symbol	GFSA3
Class	-
Type	Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on outstanding shares	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	3,219	1,731

          (*)Market value calculated based on the closing share price at September 30, 2011 of R$ 5.37.

The Company holds shares in treasury in order to guarantee the enforcement of claims (Note 13).

According to the Company’s Articles of Incorporation, capital may be increased without the need to make amendments to them, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity   (Continued)

15.1   Capital (Continued)

In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issuance of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs.

On April 29, 2011, the distribution of minimum mandatory dividends for 2010 amounting to R$ 98,812 was approved.

On May 27, 2010, the increase in capital amounting to R$20,282 was approved, with the issuance of 9,797,792 shares, arising from the acquisition of Shertis’ shares (Note 1).

On August 30, 2011, the increase in capital was approved in the amount of R$3,366 with the issuance of 378,062 shares, in view of the exercise over the last 30 days of stock options.

During the period ended September 30, 2011, the increase in capital by R$4,957 was approved, related to the stock option plan and the exercise of 1,000,426 common shares.

The change in the number of outstanding shares was as follows:

Common shares – in thousands
December 31, 2010	430,915
Exercise of stock option	1,000

September 30, 2011	431,915
Treasury shares	600
Authorized shares at September 30, 2010	432,515

15.2   Allocation of net income for the year

Pursuant to the Company’s Articles of Incorporation, net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital or when the legal reserve balance plus capital reserves is in excess of 30% of capital, and (ii) 25% of the remaining balance to pay mandatory dividends.

On March 21, 2007 the setting up of a statutory reserve became a requirement, pursuant to article 50 of the Company’s Articles of Incorporation, consolidated on June 9, 2011. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, for the purpose of financing the expansion of the activities of the Company and its subsidiaries, including through subscription of capital increases or creation of new ventures, participation in consortia or other types of partnership in order to fulfill corporate objective.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity   (Continued)

15.3   Stock option plans

             The expenses arising from the granting of shares recorded for the period ended September 30, 2011 are as follows:

	09/30/2011	09/30/2010

Gafisa	9,946	5,423
Tenda	1,659	2,865
Alphaville	1,184	554
	12,789	8,842

(i)    Gafisa

Company management uses the Binomial and Monte Carlo models for pricing the options granted because of its understanding that these models are capable of including and calculating with a wider range the variables and assumptions comprising the plans of the Company.

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the period ended September 30, 2011.

The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees for ten years after their contribution.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity  (Continued)

15.3   Stock option plans (Continued)

(i)    Gafisa  (Continued)

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees and executive officers in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans in the event of dismissal and retirement. In such cases, the amounts advanced are returned to the plan beneficiaries, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) and the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, beneficiaries are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved. The incremental fair value granted as a result of such modification is R$ 3,529, recognized to the extent services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility at 40% p.a., expected dividends on shares at 1.91%, and risk-free interest rate at 8.99% p.a. The volatility was set based on the regression analysis of the relation between return on Gafisa’s shares and that of Ibovespa.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity  (Continued)

15.3   Stock option plans (Continued)

(i)    Gafisa  (Continued)

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The incremental fair value granted as a result of these modifications is R$ 6,824. The assumptions made in the calculation of incremental value were as follows: expected volatility at 40%, expected dividends on shares at 1.91%, and risk-free interest rate at 8.99%.

On August 4, 2010, a new stock option plan was issued by the Company for granting a total of 626,061 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40%, expected dividends at 1.08%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

On April 1, 2011, a stock option plan was issued by the Company, granting 1,435,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 40%, expected dividends at 1.90% , and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

On July 13, 2011, a stock option plan was issued by the Company, granting 11,420,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 40%, expected dividends at 1.90%, and risk-free interest rate at 12.16%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity  (Continued)

15.3   Stock option plans (Continued)

(i)    Gafisa  (Continued)

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	Sep/2011		Dec/2010
	Number of options (ii)	Weighted average exercise price	Number of options (ii)	Weighted average exercise price
Options outstanding at the beginning of the year	8,787,331	11,97	10,245,394	12,18
Transfer of Tenda option plans			2,338,380	4,39
Options granted	12,855,000	10,60	626,061	12,10
Options exercised (i)	(846,404)	12,29	(2,463,309)	8,30
Options expired	(36,110)	8,12	-	-
Options forfeited	(3,608,164)	13,88	(1,959,195)	4,54

Options outstanding at the end of the year/period	17,151,653	8,65	8,787,331	11,97

Options exercisable at the end of the year/period	1,991,712	9,81	1,364,232	12,18

(i)      In the periods ended September 30, 2011 and December 31, 2010, the amount received in the consolidated through exercised options was R$4,957 and R$9,736, respectively.

(ii)     The number of options considers the split of shares approved on February 22, 2010.

The analysis of prices is as follows, considering the split of shares on February 22, 2010:

	Reais
	09/30/2011	12/31/2010

Exercise price per option at the end of the period	4.57-22.79	4.57-22.79

Weighted average exercise price at the option grant date	9.03	10.36

Weighted average market price per share at the grant date	10.03	10.10

Market price per share at the end of the period/year	5.37	12.04

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity  (Continued)

15.3   Stock option plans (Continued)

(i)    Gafisa  (Continued)

The options granted will confer on their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at September 30, 2011 stood at 0.81% corresponding to earnings after dilution of R$0.1948 (R$0.1963 before dilution).

In the period ended September 30, 2011 the Company recognized the amounts of R$9,946 (Company) and R$12,789 (consolidated), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity

(ii)   Tenda

Subsidiary Tenda has a total of three stock option plans - the first two were approved in June 2008, and the other one in April 2009. These plans, limited to a maximum of 5% of total capital and approved by the Board of Directors, establish the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. The assumptions used in estimating the fair value that will base the recognition of the stock option plan for 2008 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.65%.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity  (Continued)

15.3   Stock option plans (Continued)

(ii)   Tenda  (Continued)

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2. The assumptions used in estimating the fair value that will base the recognition of stock option plan 1 for 2009 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.82%. The assumptions used in estimating the fair value that will base the recognition of the stock option plan 2 for 2009 were as follows: expected volatility at 81.5% p.a., expected dividends on shares at 1.91%, and risk-free interest rate at 8.60%.

In the option granted in 2008, when exercising the option, the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, within 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees from two to five years after their contribution.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity  (Continued)

15.3   Stock option plans (Continued)

(ii)   Tenda  (Continued)

In the period ended September 30, 2011, Tenda recorded stock option plan expenses amounting to R$1,659.

Due to the acquisition by Gafisa of the total outstanding shares issued by Tenda, the stock option plans related to Tenda shares were transferred to the Company Gafisa, responsible for share issuance. At  September 30, 2011, the amount of R$13,650, related to the reserve for granting options of Tenda, is recognized under the heading “other accounts receivable in current accounts” related to real estate ventures of Gafisa (Note 18).

(iii)  AUSA

Subsidiary AUSA has three stock option plans - the first one launched in 2007, which was approved on June 26, 2007 at the Annual Shareholders' Meeting and the Board of Directors’ Meetings.

On June 1, 2010, two new stock option plans were issued by the Company for granting a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40% and risk-free interest rate at 9.39%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

On April 1, 2011, a stock option plan was launched by the Company, for granting a total of 364 options. The assumptions adopted in the recognition of the stock option plan for 2010 were: expected volatility at 40%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

15. Equity  (Continued)

15.3   Stock option plans (Continued)

(iii)  AUSA  (Continued)

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	Sep/2011		Dec/2010
	Number of options	Weighted average exercise price – Reais	Number of options	Weighted average exercise price - Reais
Options outstanding at the beginning of the year	1,932,000	8.01	1,557,000	6.47
Options granted	364,000	10.48	738,000	10.48
Options exercised	(133,000)	7.81	(46,000)	7.61
Options forfeited /sold	(452,000)	7.81	(317,000)	7.61
Options outstanding at the end of the year/period	1,711,000	8.77	1,932,000	8.01

The dilution percentage at September 30, 2011 stood at 0.0005%, corresponding to earnings per share after dilution of R$0.835738 (R$0.835742 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$1,184 for the period ended September 30, 2011.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

16. Income and social contribution taxes

(i)      Current income and social contribution taxes

The reconciliation of the effective tax rate for the periods ended September 30, 2011 and 2010, is as follows:

	Consolidated
	09/30/2011	09/30/2010

Profit before income and social contribution taxes, and statutory interest	137,041	350,631
Income tax calculated at the applicable rate – 34%	(46,717)	(119,214)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	27,237	75,043
Tax losses (used)	1	115
Stock option plan	(4,348)	(3,006)
Other permanent differences	(3,279)	(7,971)
Total current and deferred tax expenses	(27,106)	(55,033)

Tax expenses - current	(37,698)	(27,384)
Tax expenses – deferred	10,592	(27,694)

(ii)     Deferred income and social contribution taxes

Deferred income and social contribution taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

The Company recognized tax assets on social contribution tax losses for prior years, which do not have statute of limitations, and offset of which is limited to 30% of annual taxable profit, as such taxable profit is likely to be available for offsetting temporary differences.

The carrying amount of a deferred tax asset is periodically reviewed, and the projections are annually reviewed, in case that there are significant factors that may modify the projections, the latter having been reviewed during the year by the Company and approved by the Supervisory Board.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

16. Deferred income and social contribution taxes (Continued)

(ii)   Deferred income and social contribution taxes (Continued)

       Deferred income and social contribution taxes are as follows:

	Individual		Consolidated
	09/30/2011	12/31/2010	09/30/2011	12/31/2010
Assets
Provisions for legal claims	37,635	29,567	37,635	43,715
Temporary differences – deferred PIS and COFINS	20,488	23,240	42,968	46,656
Temporary differences – CPC adjustment	40,973	35,221	63,957	45,926
Other provisions	14,986	25,799	40,118	31,954
Income and social contribution tax losses	42,772	27,210	147,854	162,081
Tax credits from downstream acquisition	-	-	11,210	7,472
	156,855	141,037	353,212	337,804

Liabilities
Negative goodwill	90,101	90,101	90,101	90,101
Temporary differences	14,862	10,458	33,723	20,104
Differences between income taxed on a cash basis and recorded on an accrual basis	65,389	65,453	277,247	314,204
	170,352	166,012	401,071	424,409

At September 30, 2011, R$28,154 inherent in deferred income and social contribution taxes regarding the taxation of income between cash and accrual basis in the short term, calculated pursuant the presumed income-based taxation system, are classified in the heading Tax Obligations.

The Company calculates its taxes based on the recognition of P&L proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Brazilian IRS (SRF) Revenue Procedure No. 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax base will crystallize over an average period of four years as cash inflows arise and corresponding projects are concluded.

Gafisa has not recorded a deferred income tax asset on social contribution tax losses of its subsidiaries amounting to R$9,143 at September 30, 2011, which are under the taxable profit regime, and do not have a history of taxable profit over the last three years, except in subsidiary Tenda.

Management considers that deferred tax assets arising from temporary differences will be realized as the contingencies and events are settled.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

16. Deferred income and social contribution taxes (Continued)

(ii)   Deferred income and social contribution taxes (Continued)

Based on estimated future taxable profit of Gafisa, the expected recovery of the deferred income and social contribution tax losses of the Company and its subsidiary Tenda is as follows:

	Individual	Consolidated
2011	-	6,597
2012	-	16,785
2013	-	23,011
2014	7,937	31,282
2015	10,394	40,965
Other	24,441	29,214
Total	42,772	147,854

17. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal control aimed at liquidity, return and safety. The contracting of financial instruments for hedging purposes is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc), which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions versus conditions prevailing in the market. The result from these operations is consistent with the policies and strategies devised by Company management. Company and its subsidiaries operations are subject to the risk factors described below:

(i)  Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, by investing in financial institutions considered highly rated and in short-term securities.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

17. Financial instruments (Continued)

(i)  Risk considerations (Continued)

a)    Credit risk (Continued)

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no significant history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of September 30, 2011, there was no significant credit risk concentration associated with customers.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments for the purpose of mitigating or eliminating currency risks, when considered necessary.

The Company holds derivative instruments to mitigate its exposure to rates and interest volatility recognized at their fair value directly as part of P&L for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

On September 30, 2011, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity from March to June 2017. The derivative contracts are as follows:

				Profit (loss) not realized by derivative instruments – net
	BR Real	Percentage

	Face	Original
Swap agreements (Fixed for CDI)	Value	Index	Swap	06/30/2011

Banco Votorantim S.A.	110,000	Fixed rate 12.3450%	100 CDI + 0.2801	(3,558)
Banco Votorantim S.A.	90,000	Fixed rate 12.1556%	100 CDI + 0.3100	(2,432)

	200,000			(5,990)

During the period ended September 30, 2011, the amount of R$ 199, which refers to net P&L of the interest swap transaction, was recognized in line “financial income” allowing correlation between the impact of such transactions and interest rate fluctuation on the Company’s balance sheet.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

17. Financial instruments (Continued)

(i)  Risk considerations (Continued)

c)    Interest rate risk

This arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming at mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on short-term investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, allocated on a pro rata basis.

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

In order to mitigate the liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan,

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

17. Financial instruments (Continued)

d)    Liquidity risk (Continued)

(i)  Risk considerations (Continued)

financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries.

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

Period ended September 30, 2011	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	475,969	696,535	279,216	-	1,451,720
Debentures	206,336	1,291,802	448,871	-	1,947,009
Payables to venture partners	148,000	289,000	23,000	-	460,000
Suppliers	185,185	-	-	-	185,185
	1,015,490	2,277,337	751,087	-	4,043,914

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value is observable, directly or indirectly.

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the period ended September 30, 2011, is as follows.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

	Individual			Consolidated
	Fair value classification
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents	-	42,585	-	-	105,672	-
Marketable securities	-	147,156	-	-	522,042	-
Gain not realized with derivative instruments (Note 7)	-	3,373	-	-	5,791	-

In the period ended September 30, 2011, there were no transfers between the levels 1 and 2 fair value valuation or transfers between levels 3 and 2 fair value valuation. As permitted by IFRS1/CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

The following estimated fair values were determined by using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimate methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable:

(i)  The amounts of cash and cash equivalents, marketable securities, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

(ii) The fair value of bank loans and other financial debts is estimated through future cash flows discounted by using rates that are annually available for similar and outstanding debts or terms.

(ii) Fair value of financial instruments

a)    Fair value measurement

Carrying amounts and fair values of financial assets and liabilities at September 30, 2011 are as follows:

	Consolidated
		9/30/2011		12/31/2010
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents	384,407	384,407	256,382	256,382
Marketable securities	522,042	522,042	944,766	944,766
Trade accounts receivable, net current portion	4,002,213	4,002,213	3,158,074	3,158,074
Trade accounts receivable, net non-current portion	1,867,969	1,867,969	2,113,314	2,113,314

Financial liabilities
Loans and financing	1,451,720	1,454,958	1,410,178	1,412,053
Debentures	1,947,009	1,957,723	1,879,931	1,890,299
Payables to venture partners	460,000	460,000	380,000	380,000
Suppliers	185,185	185,185	190,461	190,461

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

17. Financial instruments (Continued)

(iii)  Capital management

The purpose of the Company’s capital management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support Company business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures.

There were no changes in purposes, policies or procedures during the periods ended September 30, 2011 and 2010.

The Company included in its net debt structure: loans and financing, debentures and payables to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

	Individual		Consolidated
	9/30/2011	12/31/2010	9/30/2011	12/31/2010

Loans and financing (Note 10)	813,837	897,003	1,451,720	1,410,178
Debentures (Note 11)	1,318,750	1,267,496	1,947,009	1,879,931
Payables to venture partners (Note 12)	345,000	300,000	460,000	380,000
(-) Cash and cash equivalents and marketable securities	(249,243)	(557,387)	(912,359)	(1,201,148)
Net debt	2,228,344	1,907,112	2,946,370	2,468,961
Equity	3,825,831	3,722,235	3,912,587	3,783,669
Equity and net debt	6,054,175	5,629,347	6,858,957	6,252,630

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

(iii)  Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material changes to the Company, as provided for by CVM, through Rule No. 475/08, in order to show an appreciation/deterioration of 25% and 50% in the risk variable considered.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

17. Financial instruments (Continued)

(iv)  Sensitivity analysis (Continued)

At September 30, 2011, the Company has the following financial instruments:

a)  Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDIs);

b)  Loans and financing and debentures linked to the Referential Rate (TR);

c)  Trade accounts receivable, linked to the National Civil Construction Index (INCC).

The scenarios considered were as follows:

Scenario I: 50% increase in the variables used for pricing

Scenario II:  25% increase in the risk variables used for pricing

Scenario III:  25% decrease in the risk variables used for pricing.

Scenario IV:  50% decrease in the risk variables used for pricing

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

17. Financial instruments (Continued)

(iv)  Sensitivity analysis  (Continued)

As of September 30, 2011:

		Scenario
		I	II	III	IV
Instrument	Risk	+50%	+25%	(-)25%	(-)50%

Short-term investments	High/drop of CDI	23,786	11,893	(11,893)	(23,786)
Loans and financing	High/drop of CDI	(45,094)	(22,547)	22,547	45,094
Debentures	High/drop of CDI	(36,487)	(18,243)	18,243	36,487
Derivative financial instrument	High/drop of CDI	20,348	8,271	(21,543)	(39,967)

Net effect of CDI variation		(37,447)	(20,626)	7,354	17,828

Loans and financing	High/drop of TR	(4,687)	(2,344)	2,344	4,687
Debentures	High/drop of TR	(9,758)	(4,879)	4,879	9,758

Net effect of TR variation		(14,455)	(7,223)	7,223	14,455

Loans and financing	High/drop of IPCA	(454)	(227)	227	454
Net effect of IPCA variation		(454)	(227)	227	454

Customers	High/drop of INCC	206,937	103,468	(103,468)	(206,937)

Net effect of INCC variation		206,937	103,468	(103,468)	(206,937)

As of December 31, 2010:

		Scenario
		I	II	III	IV
Instrument	Risk	+50%	+25%	(-)25%	(-)50%

Short-term investments	High/drop of CDI	41,219	20,609	(20,609)	(41,219)
Loans and financing	High/drop of CDI	(31,913)	(15,956)	15,956	31,913
Debentures	High/drop of CDI	(31,785)	(15,892)	15,892	31,785

Net effect of CDI variation		(22,479)	(11,239)	11,239	22,479

Loans and financing	High/drop of TR	(6,151)	(3,076)	3,076	6,151
Debentures	High/drop of TR	(10,177)	(5,089)	5,089	10,177

Net effect of TR variation		(16,328)	(8,165)	8,165	16,328

Loans and financing	High/drop of IPCA	(334)	(167)	167	334
Net effect of IPCA variation		(334)	(167)	167	334

Customers	High/drop of INCC	113,759	56,880	(56,880)	(113,759)

Net effect of INCC variation		113,759	56,880	(56,880)	(113,759)

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

18. Related parties

18.1   Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

Current account	Individual		Consolidated
	9/30/2011	12/31/2010	9/30/2011	12/31/2010

Condominium and consortia (c)	9,855	16,767	9,855	16,767

Purchase/sale of interest (a)	19,236	18,809	(25,891)	(26,318)

Current account – SPEs
Alphaville Urbanismo S.A. (consolidated)	-	-	16,333	8,111
Construtora Tenda (consolidated)	13,762	11,989	7,304	15,709
Gafisa SPE-91 Emp Imob Ltda.	16,179	13,422	6,926	13,422
Gafisa SPE-93 Emp Imob Ltda.	2,682	2,679	-	-
Gafisa SPE-94 Emp Imob Ltda.	3,099	3,096	-	-
Gafisa SPE-95 Emp Imob Ltda.	1,096	1,095	-	-
Gafisa SPE-96 Emp Imob Ltda.	1,660	1,657	-	-
Gafisa SPE-97 Emp Imob Ltda.	2,356	2,353	-	-
Gafisa SPE-98 Emp Imob Ltda.	2,249	2,246	-	-
Gafisa SPE-99 Emp Imob Ltda.	2,350	2,347	-	-
Gafisa SPE-103 Emp Imob Ltda.	2,456	2,453	-	-
Sítio Jatiúca SPE Empreend. Imob. Ltda.	4,211	3,346	4,211	8,579
Gafisa SPE-110 Empr Imob Ltda.	569	2,517	-	1
Gafisa SPE-112 Empr Imob Ltda.	4,490	7,282	-	1
Jardins da Barra Des. Imob.	4,891	4,891	-	-
Gafisa SPE 46 Empreend. Imob. Ltda.	(7,967)	(1,663)	-	3,894
Blue I SPE Empreend. Imob. Ltda.	(6,142)	725	-	86
Gafisa SPE-88 Emp Imob Ltda.	(22,411)	(4,014)	-	(112)
Gafisa SPE-89 Emp Imob Ltda.	(32,700)	(19,439)	-	(2)
Gafisa SPE-90 Emp Imob Ltda.	(5,584)	2,816	-	(129)
Gafisa SPE-84 Emp Imob Ltda.	(15,326)	(11,181)	-	318
Gafisa SPE-92 Emp Imob Ltda.	(11,889)	281	-	162
Gafisa SPE-106 Empr Imob Ltda.	(10,775)	7,317	-	-
Gafisa SPE-107 Empr Imob Ltda.	(9,936)	(1,439)	-	-
Gafisa SPE-111 Empr Imob Ltda.	(3,391)	767	-	166
Other, net	(41,892)	25,886	12,968	15,916
Total SPEs (d)	(106,265)	61,429	47,742	66,122

Third party’s works (b)	26,430	18,624	26,430	18,625

Grand total (d)	(50,744)	115,629	58,136	75,196

(a)     The balance of purchase and sale of interest is mainly composed of the following: (i) transfer of shares from subsidiary Cotia to Tenda, on June 29, 2009, when the Private Instrument for Assignment and Transfer of Shares and Other Covenants was entered into, in which Gafisa assigns and transfers to Tenda 41,341,895 shares of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 payable through March 2013, plus interest and monetary adjustment; and (ii) the purchase of 70% interest in subsidiary Cipesa (Note 8) for R$25,000.

(b)     It refers to operations in third-party’s works.

(c)     It refers to transactions between the consortium leader and partners and condominiums.

(d)     The nature of the operations with related parties is described in Note 7.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

According to Note 7, for the period ended September 30, 2011, the recognized financial income from interest on loans amounted to R$4,913 in the Company (September 30, 2010 – R$2,381).

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

18. Related parties (Continued)

18.2   Transactions with related parties (Continued)

The information regarding management transactions and compensation is described in Note 22.

18.3   Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital of such companies, except for certain specific cases in which the Company provides guarantees for its partners. At September 30, 2011 the guarantees provided for partners amounted to R$ 1,319,252.

19. Gross operating income

	Individual		Consolidated
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Gross operating revenue
Real estate development, sale and barter transactions	893,705	1,060,663	2,569,247	2,491,166
Land subdivision	-	-	476,812	301,057
Construction services	30,102	29,756	35,653	27,904
	923,807	1,090,419	3,081,712	2,971,267
Gross revenue deductions	(93,366)	(75,856)	(234,522)	(179,044)
Net operating revenue	830,441	1,014,563	2,847,190	2,792,223

Operating cost
Real estate development and sale and barter transactions	(681,186)	(763,765)	(1,909,325)	(1,827,421)
Land subdivision	-	-	(237,301)	(156,733)
Operating cost	(681,186)	(763,765)	(2,146,626)	(1,984,154)

Gross operating income	149,255	250,798	700,564	808,069

20. Administrative expenses

	Individual		Consolidated
	9/30/2011	9/30/2010	9/30/2011	9/30/2010

Interest owned by employees and executive officers	(36)	(8,893)	(6,425)	(19,118)
Stock option plan expenses	(9,946)	(5,423)	(12,789)	(8,842)
Other administrative expenses	(58,461)	(57,853)	(157,193)	(143,886)
	(68,443)	(72,169)	(176,407)	(171,846)

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

21. Financial income

	Individual		Consolidated
	09/30/2011	09/30/2010	09/30/2011	09/30/2010

Income from short-term investments	25,187	67,296	50,966	94,677
Financial income on loan	4,523	2,381	4,913	2,381
Other interest income	451	686	14,326	659
Derivative transactions	3,505	-	5,990	-
Other financial income	248	946	1,785	3,558
Financial income	33,914	71,309	77,980	101,275

Interest on funding, net of capitalization	91,482	91,352	117,130	130,771
Amortization of debenture cost	1,003	2,179	1,143	2,569
Payables to venture partners	-	-	26,409	21,434
Banking expenses	1,354	2,209	11,325	7,298
Other financial expenses	15,081	9,198	39,958	19,744
Financial expenses	108,920	104,938	195,965	181,816

Net balance	75,006	33,629	117,985	80,541

22. Transactions with management and employees

(i)    Management compensation

       The amounts recorded under the heading “General and administrative expenses” for the period ended September 30, 2011 related to the compensation of the Company’s key management personnel are as follows:

	Board of Directors	Supervisory Board	Statutory Board	Total

Number of members	7	3	6	16
Annual fixed compensation (in R$)	1,039	103	2,407	3,549
Salary / Fees	1,039	103	2,254	3,396
Direct and indirect benefits	-	-	153	153
Other	-	-	-	-
Variable compensation (in R$)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$)	115	11	267	394
Total compensation	1,039	103	2,407	3,549

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

The annual aggregate amount to be distributed among the Company’s key management personnel for 2011, as fixed and variable compensation, is R$ 12,345 according to the Annual Shareholders’ Meeting held on April 29, 2011.

(ii)   Profit sharing

The Company has a profit-sharing plan that entitles its employees and those of its subsidiaries to participate in the profit sharing of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of September 30, 2011, the Company recorded a provision for profit sharing amounting to R$6,425 under the heading “General and administrative expenses”.

(iii)  Commercial operations

At September 30, 2011, total contracted sales from units sold to management is approximately R$9,500 and total balance receivable is approximately R$9,800.

23. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities. The risk assumptions made are not included in the scope of the review of interim information. Accordingly, they were not audited by our independent auditors.

The chart below shows coverage by insurance policy and respective amounts at September 30, 2011:

Insurance type	Coverage in thousands of R$
Engineering risks and completion guarantee	1,961,366
Policy outstanding	268,190
Directors & Officers liability insurance	78,055
2,307,611

24. Earnings per share

In accordance with CPC 41, the Company shall present basic and diluted earnings per share. The comparison data of basic and diluted earnings per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

When the exercise price for the purchase of shares is higher than the market price of shares, the diluted earnings per share are not affected by the stock option. According to CPC 41, dilutive potential shares are not considered when there is a loss, because that would have antidilutive effect. For the period ended September 30, 2011, 0.53% of dilutive potential shares were not considered.

(A free translation of the original in Portuguese)

  Quarterly information - 09/30/2011 – Gafisa S.A.

24. Earnings per share (Continued)

The following table shows the calculation of basic and diluted earnings per share.

	9/30/2011	9/30/2010

Basic numerator
Proposed dividends	-	-
Undistributed earnings	85,035	278,687
Undistributed earnings, available for the holders of common shares	85,035	278,687

Basic denominator (in thousands of shares)
Weighted average number of shares	285,943	406,260

Basic earnings per share – R$	0.2974	0.6860

Diluted numerator
Proposed dividends	-	-
Undistributed earnings	85,035	278,687

Undistributed earnings, available for the holders of common shares	85,035	278,687

Diluted denominator (in thousands of shares)
Weighted average number of shares	285,943	406,260
Stock options	3,515	2,546

Diluted weighted average number of shares	289,458	408,806

Diluted earnings per share –R$	0.2938	0.6817

25. Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, Fit Residencial, Bairro Novo and Tenda, respectively, Company management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

25. Segment information (Continued)

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating P&L. The Company provides below a measure of historical profit or loss, segment assets and other information related to each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are prepared in accordance with accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual customer represented more than 10% of net sales or services.

Interim information per segment is as follows

	Gafisa S.A. (i)	Tenda	AUSA	Total 2011
Net operating revenue	1,454,374	946,527	446,289	2,847,190
Operating costs	(1,148,888)	(759,385)	(238,353)	(2,146,626)

Gross operating income	305,486	187,142	207,936	700,564

Gross margin - %	21.0%	19.8%	46.6%	24.6%

Depreciation and amortization	(41,538)	(14,195)	(1,241)	(56,974)
Financial expenses	(157,149)	(7,019)	(26,006)	(190,174)
Financial income	42,345	20,842	9,002	72,189
Tax expenses	(4,606)	(11,250)	(11,250)	(27,106)

Net income (loss) for the year	(49,401)	37,910	96,527	85,035

Customers (short and long term)	3,034,106	2,346,724	489,352	5,870,182
Inventories (short and long term)	1,508,834	814,295	224,249	2,547,378
Other assets	1,050,865	733,456	181,927	1,966,248

Total assets	5,5593,805	3,894,475	895,528	10,383,808

25. Segment information (Continued)

	Gafisa S.A. (i)	Tenda	AUSA	Total 09/30/2010
Net operating revenue	1,575,824	932,010	284,389	2,792,223
Operating cost	(1,163,686)	(662,304)	(158,164)	(1,984,154)

Net operating income	412,138	269,706	126,225	808,069

Gross margin- %	26.2%	28.9%	44.4%	28.9%

Depreciation and amortization	(15,300)	(11,309)	(716)	(27,325)
Financial expenses	(133,937)	(32,059)	(15,820)	(181,816)
Financial income	84,884	9,493	6,897	101,274
Tax expenses	(34,899)	(9,540)	(10,594)	(55,033)

Net income for the year	168,546	70,440	39,701	278,687

Customers (short and long term)	2,927,364	1,892,917	318,924	5,139,205
Inventories (short and long term)	1,259,685	405,173	171,057	1,835,915
Other assets	1,520,400	707,954	106,659	2,335,013

Total assets	5,707,449	3,006,044	596,640	9,310,133

(i)      It includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.

Outlook

Outlook vs. Actual

In 9M11 Gafisa achieved 56% of the mid-range of launch guidance of between R$ 5.0 billion and R$ 5.6 billion for the full year. Due to this fact, and also the assumption of a more conservative approach (focusing on long term profitability and cash flow generation) we decided to reduce the full year launch guidance range by 30%, to between R$3.5 billion and R$4.0 billion from between R$5.0 billion and R$5.6 billion.

Table 24 – Guidance Launches 2011

	Previous Guidance 2011	YTD	%		New guidance 2011	YTD	%
Min	5,000		59%	Min	3,500		84%
Mid	5,300	2,945	56%	Mid	3,750	2,945	79%
Max	5,600		53%	Max	4,000		74%

With regard to profitability, we are currently at a 16.1% EBITDA margin for the first nine months of the year, which is at the lower-end of the range of our expectations for the full year guidance of between 16% and 20%.  Since the first half, our EBITDA margin improved primarily due to higher contribution of more profitable projects, compared to the results for 1H11.

Table 25 – Guidance EBITDA Margin (%)
EBITDA Margin (%)		Guidance 2011	YTD (%)%
Gafisa (Consolidated)	Min	16%		-10 bps
	Mid	18%	16.1%	190 bps
	Max	20%		390 bps

These changes lead to an expectation for positive operating cash flow for 2012 that should bring the Net Debt/Equity ratio down to below 60% over the next quarters. Table 26 - Net Debt / Equity (%)
		Guidance	YTD (%)%
Gafisa (Consolidated)	Max	< 60,0%	75.3%	-1550 bps

Other relevant information

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

09/30/2011

As of September 30, 2011, there is no shareholder holding more than 5% of the voting capital.

	09/30/2011

	Common shares

Shareholder	Shares	%

Treasury shares	599,486	0.14%

Outstanding shares	431,916,315	99.86%

Total shares	432,515,801	100.00%

09/30/2011

		09/30/2011

		Common shares

Shareholder	Country	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	24,633,016	5.71%

Treasury shares		599,486	0.14%

Other		406,276,997	94.15%

Total shares		431,509,499	100.00%

Other relevant information

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	09/30/2011

	Common shares

	Shares	%

Shareholders holding effective controlo f the Company	-	0.00%
Board of Directors	1,263,346	0.29%
Executive directors	1,170,769	0.27%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council	2,434,115	0.56%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	429,482,200	99.30%

Total shares	432,515,801	100.00%

	09/30/2010

	Common shares

	Shares	%

Shareholders holding effective control of the Company	24,633,016	5.71%
Board of Directors	169,488	0.04%
Executive directors	2,134,476	0.49%
Fiscal council	-	0.00%

Executive control, board members, officers and fiscal council	29,936,980	6.24%

Treasury shares	599,486	0.14%

Outstanding shares in the market (*)	403,973,033	93.62%

Total shares	431,509,499	100.00%

(*) Excludes shares of effective control, management, board and in treasury

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

Reports and Statements / Management Statement of Quarterly Information

Management Statement of Quarterly Information

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)              Management has reviewed, discussed and agreed with the auditor’s opinion expressed in the Review Report of Quarterly Information for the quarter ended September 30, 2011; and

ii)             Management has reviewed and agreed with the interim information for the quarter ended September 30, 2011

Sao Paulo, November 10th, 2011

GAFISA S.A.

Management

Reports and Statements / Management Statement on the Review Report

Management Statement on the Review Report

STATEMENT

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)              Management has reviewed, discussed and agreed with the auditor’s opinion expressed in the Review Report of Quarterly Information for the quarter ended September 30, 2011; and

ii)             Management has reviewed and agreed with the interim information for the quarter ended September 30, 2011

Sao Paulo, November 10th, 2011

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer